As filed with the Securities and Exchange Commission on November 17, 1999
                                                     Registration No. 333-87501
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                             DIGIMARC CORPORATION
            (Exact Name of Registrant as Specified in Its Charter)

              Oregon                             7370                          93-1170830
 (State or Other Jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)        Identification Number)

                       One Centerpointe Drive, Suite 500
                        Lake Oswego, Oregon 97035-8615
                                (503) 968-2908
  (Address and telephone number of principal executive offices and principal place of business)
                               ----------------
                                  Bruce Davis
                     President and Chief Executive Officer
                             Digimarc Corporation
                       One Centerpointe Drive, Suite 500
                        Lake Oswego, Oregon 97035-8615
                                (503) 968-2908
          (Name, Address, and Telephone Number of Agent for Service)
                               ----------------
                                  Copies to:

             Gavin B. Grover, Esq.                                Alan K. Austin, Esq.
              James H. Laws, Esq.                                  Brian C. Erb, Esq.
           S. David Goldenberg, Esq.                             James C. Creigh, Esq.
              Charles C. Kim, Esq.                                David A. King, Esq.
            Morrison & Foerster LLP                         Wilson Sonsini Goodrich & Rosati
               425 Market Street                                Professional Corporation
      San Francisco, California 94105-2482                         650 Page Mill Road
                                                              Palo Alto, California 94304

                               ----------------
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting offers to buy these +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1999



                                3,000,000 Shares

                                  Common Stock

  Digimarc Corporation is offering 3,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "DMRC." We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

                                 ------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                                 ------------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $     $
Underwriting Discounts and Commissions.............................. $     $
Proceeds to Digimarc................................................ $     $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Digimarc has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover any over-allotments.

                                 ------------
Robertson Stephens
                              Hambrecht & Quist
                                                      U.S. Bancorp Piper Jaffray

                 The date of this Prospectus is         , 1999.

     [THE DIGIMARC CORPORATION LOGO WITH THE TEXT "DIGITAL WATERMARKING."]

[OUR MEDIABRIDGE TRADEMARK WITH A SERIES OF PHOTOGRAPHS DEPICTING THE PROCEDURE
     THROUGH WHICH A USER IS CONNECTED TO AN INTERNET DESTINATION USING OUR MEDIABRIDGE APPLICATION, CONNECTED BY ARROWS AND A PHOTOGRAPH OF AN INDIVIDUAL USING OUR MEDIABRIDGE APPLICATION THAT INCLUDES THE FOLLOWING TEXT: "BRIDGING
    TRADITIONAL AND ONLINE MEDIA," "PRINTED MATERIALS BECOME PORTALS TO THE
                                  INTERNET."]

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Until    , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   4
You Should Not Rely on Forward-Looking Statements Because They Are
 Inherently Uncertain....................................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Dilution.................................................................  16
Capitalization...........................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  32
Management...............................................................  48
Related Party Transactions...............................................  58
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  66
Underwriting.............................................................  68
Legal Matters............................................................  70
Experts..................................................................  70
Where You Can Find Additional Information................................  71
Index to Financial Statements............................................ F-1

                               ----------------

  "Digimarc" and "MarcSpider" are registered trademarks, and "Paper-as-Portal," "MarcCentre" and "MediaBridge" are trademarks, of Digimarc Corporation. This prospectus also contains other product names, trade names and trademarks of Digimarc Corporation and of other organizations.

                                    SUMMARY

  You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                              Digimarc Corporation

  Digimarc is a leading provider of patented digital watermarking technologies that allow imperceptible digital code to be embedded in the printed or digital versions of visual content, such as magazine ads, catalogs and product packages and valuable documents like financial instruments, passports and event tickets. In addition to code which can be embedded within various types of visual content, our technologies include reader software which, as a resident application on PCs, allows PCs to recognize these codes. We believe these technologies have many potential uses. We are developing products and services to address what we believe are our two largest near-term market opportunities: the deterrence of digital counterfeiting or piracy and the enhancement of Internet access and navigation.

  Recent advances in multimedia, digital imaging and printing technologies have given computer users at every level of sophistication access to highly advanced image manipulation and reproduction capabilities. This access has led to new challenges in the areas of document security, counterfeiting and piracy deterrence by allowing virtually any user to create expert-quality copies of traditional and digital content. At the same time advances in technology have introduced millions of people to the Internet, the growth of the Internet has allowed the Web to become a global distribution channel for unauthorized reproductions of proprietary content. Our reader software can render scanners, digital cameras and PCs ineffective for use in duplicating or distributing proprietary content into which our digital code has been embedded. One area of critical concern in the field of digital counterfeiting is the protection of currency where the cost of failure is extremely high and the standards for imperceptibility and reliability are equally important. Digimarc has been awarded a multi-year contract by a global consortium of leading central banks to develop a system to deter the use of PCs in the counterfeiting of currency.

  We believe the same core tchnologies can be used to enhance e-commerce. The increasing volume of Internet content and number of Web destinations has made Internet navigation and information retrieval more challenging. Despite the availability of numerous search methods, research indicates that users often experience difficulty when retrieving information on desired products or services, causing a loss of potential e-commerce revenue. To address these issues, we are also using our technologies to develop products we call Paper-as-Portal applications, the first of which, named MediaBridge, is planned for release in the second half of 2000. This application is intended to enable imperceptible digital code to be embedded within magazine advertisements, articles, direct mailers, coupons, catalogs, bank cards and business cards. When recognized by PC cameras enabled by our patented reader software, the code will automatically launch the user to the specific Internet destination chosen by the producer of the printed content. In this way, we believe that MediaBridge will deliver more efficient Internet navigation and access to consumers and more effective means for print advertisers to link readers directly to a targeted e-commerce point-of-sale. We have entered letters of Intent with PC camera vendors such as Logitech and 3Com and agreements with leading magazines and magazine publishers like Wired Magazine and Hearst which we believe will further our MediaBridge initiative.

  We believe that our applications offer strong advantages over other image commerce and secure documents approaches because our digital watermark codes are imperceptible, persistent and format-independent, allowing them to operate in both analog and digital environments. Our applications are relevant to a wide variety of Internet, computing and communications solutions because virtually any visual content can contain our imperceptible digital watermarking code.

  We will continue to address both the security and the access problems increasingly arising as the world grows more dependent on multimedia computing and the Internet. Our core goals are to establish our patented technologies as basic components of industry standards for controlling the use of visual content and to establish Paper-as-Portal as a leading means of Internet access and navigation. We intend to achieve these objectives by encouraging widespread adoption of our reader software through marketing and strategic relationships with leading publishers or advertisers and leading manufacturers of PC cameras or other personal computer peripheral devices. To this end, we are working with Logitech and 3Com to bundle our reader software into their PC camera software packages. We also plan to continue to develop new applications that rely upon our technology for other potential applications customers in communications, image processing and electronic commerce. We believe that successful new applications would further increase demand for our reader technology.

  We intend to maintain our technology leadership in digital watermarking through continued innovation and rigorous intellectual property development and protection. By broadly licensing our technologies for deterring copyright infringement, counterfeiting and piracy, and for linking digital content with the physical world, we intend to build long-term demand for our technologies and promote public awareness of our brand.

  We derived 51% of our total revenue in 1998 and 92% of our total revenue for the nine months ended September 30, 1999 from an agreement with a consortium of leading central banks, and any change in, or early termination of, our relationship with this customer could seriously harm our business. We anticipate that this agreement will account for most of our revenue until we are able to generate revenue from the introduction of other new products and services that we are currently developing, including MediaBridge. We are not profitable and we expect to continue to incur losses for the foreseeable future.

  We were incorporated in Oregon on January 3, 1995, and we intend to reincorporate in Delaware prior to the closing of this offering. Our principal executive offices are located at One Centerpointe Drive, Suite 500, Lake Oswego, Oregon 97035-8615, and our telephone number is (503) 968-2908. Our Web site is located at www.digimarc.com. Information contained on our Web site does not constitute part of this prospectus.

  Unless otherwise indicated, the information in this prospectus assumes our one-for-two reverse stock split to be effected prior to the closing of this offering, the automatic conversion of all outstanding shares of preferred stock into 5,584,786 shares of common stock effective automatically upon the closing of this offering and no exercise by the underwriters of their option to purchase additional shares of common stock.

                                  The Offering

 Common stock offered............................  3,000,000 shares
 Common stock to be outstanding after this
  offering....................................... 10,983,255 shares
 Use of proceeds................................. For repayment of indebtedness and for general corporate
                                                  purposes, including working
                                                  capital, expansion of our
                                                  sales and marketing efforts,
                                                  product development,
                                                  expansion of our customer
                                                  support organization and
                                                  capital expenditures. See
                                                  "Use of Proceeds."
 Proposed Nasdaq National Market Symbol.......... DMRC

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999 and excludes:

  . 30,000 shares of common stock issued subsequent to September 30, 1999 upon exercise of options;

  . 2,262,461 shares of common stock issuable upon exercise of options outstanding as of October 31, 1999 at a weighted average exercise price of $1.20 per share;

  . 2,235,606 shares of common stock reserved for future issuance under our 1995 stock incentive plan, our 1999 stock incentive plan and our 1999 employee stock purchase plan; and

  . 150,000 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 1999 at an exercise price equal to the initial public offering price.

                             Summary Financial Data

  The pro forma basic and diluted net loss per share data in the statement of operations data below and the pro forma data in the balance sheet data below reflect the automatic conversion of all outstanding preferred stock into common stock effective upon the closing of this offering. The pro forma as adjusted data reflects adjustments to the pro forma data to show our receipt of the estimated net proceeds of $32.4 million from the sale of 3,000,000 shares of our common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                                              Nine Months Ended
                             Period from                                        September 30,
                           January 3, 1995     Year Ended December 31,           (unaudited)
                           (inception) to   -------------------------------  --------------------
                          December 31, 1995   1996       1997       1998       1998       1999
                          ----------------- ---------  ---------  ---------  ---------  ---------
                                    (in thousands, except share and per share data)
Statement of Operations
 Data:
Total revenue...........        $   --        $   236    $   186    $   984    $   691     $4,185
Gross margin............            --            229         60       (596)      (177)     2,309
Total operating
 expenses...............           840          1,900      3,999      2,890      2,201      3,142
Operating loss..........          (840)        (1,671)    (3,939)    (3,486)    (2,378)      (833)
Net loss................        $ (874)       $(1,578)   $(3,979)   $(3,442)   $(2,321)    $ (824)
Basic and diluted net
 loss per share.........        $(1.01)       $ (0.71)   $ (1.88)   $ (1.50)   $ (1.02)   $ (0.35)
Weighted average shares
 used in basic and
 diluted net loss per
 share..................       869,478      2,226,519  2,120,477  2,288,442  2,284,642  2,342,732
Pro forma basic and
 diluted net loss per
 share..................                                            $ (0.53)              $ (0.12)
Weighted average shares
 used in pro forma basic
 and diluted net loss
 per share..............                                          6,447,228             6,793,518

                                                      September 30, 1999
                                                          (unaudited)
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
Balance Sheet Data:
Cash and cash equivalents....................... $ 8,039   $ 8,039    $40,451
Working capital.................................   7,219     7,219     39,631
Total assets....................................  11,274    11,274     43,686
Long term obligations, net of current portion...     182       182        182
Redeemable convertible preferred stock..........  17,266        --         --
Total stockholders' equity (deficit)............  (9,753)    7,513     39,925

                                  RISK FACTORS

  An investment in our shares involves risks and uncertainties. You should carefully consider the factors described below before making an investment in our securities. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are the risks that we currently believe are material risks of our business, the industry in which we compete and this offering. However, risks not presently known to us, or risks that we currently believe are immaterial, may also harm our business.

  Our business, operating results and financial condition could be adversely affected by any of the following risks. If we are adversely affected by these risks, then the trading price of our common stock could decline and you could lose all or part of your investment.

                         Risks Related to Our Business

We have a limited operating history and are subject to the risks encountered by early-stage companies

  We incorporated in January 1995. Accordingly, we have a limited operating history, and our business and prospects must be considered in light of the risks and uncertainties to which early-stage companies in new and rapidly evolving markets, such as digital watermarking, are exposed. These risks include the following:

  . our developing revenue models and anticipated products and services may fail to attract or retain customers;

  . the intense competition and rapid technological change in our industry could adversely affect the market's acceptance of our products and services;

  . we may be unable to build and maintain our brand;

  . we may be unable to develop and maintain the strategic relationships upon which we currently rely for our revenue; and

  . our quarterly operating results may fluctuate significantly.

  We cannot assure you that our business strategy will be successful or that we will successfully address these risks and the risks described below.

We have a history of losses, expect future losses and cannot assure you that we will achieve profitability

  We have incurred significant net losses since inception. We incurred net losses of $874,000 in 1995, $1.6 million in 1996, $4.0 million in 1997, $3.4 million in 1998 and $824,000 in the nine months ended September 30, 1999. We have not been profitable and cannot assure you that we will realize sufficient revenue to achieve profitability. Our accumulated deficit as of September 30, 1999 was approximately $10.8 million. We anticipate that we will increase our research and development, sales and marketing, product development and general and administrative expenses in the remainder of 1999 and for the foreseeable future. In order to achieve profitability, we will need to generate significantly higher revenue than we have in prior years. Even if we ultimately do achieve profitability, we may not be able to sustain or increase our profitability. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations, our operating results will be harmed.

Most of our significant revenue models are under development, and the corresponding anticipated products and services may fail to attract or retain customers

  Our business involves embedding digital watermarks in traditional and digital media, including secure documents, images on the Internet and video merchandise. Our current applications include image commerce and counterfeiting and piracy deterrence. To date, our revenue stream has been based primarily on a combination of development, consulting, subscription and license fees from copyright communication, and in recent periods, from secure document applications. In the future, we anticipate that an increasing share of our revenue will be from sales of our Paper-as-Portal applications, such as MediaBridge, and sales of other applications of our digital watermarking technologies. We have not fully developed a revenue model for our Paper-as-Portal products, including MediaBridge, or for our other future applications. In addition, because we have not yet sold these products in the marketplace and because these products will be sold in new and undeveloped markets, we cannot be certain that the pricing structure and product marketing that we are currently developing for these new products will be accepted. We must complete the development of MediaBridge and obtain revenue from its commercial launch in order to meet our revenue objectives. If we do not successfully develop, market and support MediaBridge, it is likely that our future revenue would fall below our targeted objectives. Any shortfall in revenue from MediaBridge or our other future applications could reduce the trading price of our common stock. We believe that it is too early to determine whether revenue from these initiatives will meet our objectives, and whether the revenue models that we are currently developing and may develop in the future will be successful or require changes after adoption. We cannot assure you that our anticipated products and services will be able to compete effectively against other alternative technologies in our target markets or that we will be able to compete effectively against current or future digital watermark companies in terms of price, performance, applications or other features of their technologies. In addition, as we develop models for generating revenue, they may not be sustainable over time, and as a result, our operating results and financial condition may be harmed.

Because we currently receive 92% of our revenue from a single customer, the loss of this customer would seriously harm our business, operating results and financial condition

  We have derived a substantial portion of our revenue from a consortium of leading central banks with whom we have a development and license agreement related to banknote counterfeit deterrence. Revenue from products and services provided to this significant customer accounted for 51% of our total revenue in 1998 and 92% of our total revenue for the first nine months of 1999. We anticipate that this relationship will account for most of our revenue until we are able to generate revenue from the introduction of other new products and services that we are developing, including MediaBridge. The customer has a discretionary right of early termination with respect to the agreement. Unless the customer exercises this right, the Company expects revenues under the agreement to continue at or above current levels for the next two years.

  Under the terms of our agreement with this customer, we are obliged to keep the identity of the participating banks, design of the system and timetable for deployment confidential. Any change in our relationship with this customer, including any actual or alleged breach of the contract by either party or the early termination of, or any other material change in, the agreement would seriously harm our business, operating results and financial condition.

Our future growth will depend on the successful implementation of our solutions by third-party providers

  We are currently developing MediaBridge and our other Paper-as-Portal technologies and applications. These technologies and other applications and services which we plan on providing in the future will rely on the successful implementation of our product solutions, including our reader technology, by third party software developers and original equipment manufacturers. We anticipate maintaining and entering into new agreements with major third-party vendors to create and promote products that incorporate, embed, integrate or bundle our technologies. If we fail to obtain partners that will incorporate, embed, integrate or bundle our technologies or these partners are unsuccessful in these efforts, our business, operating results and financial condition could be seriously harmed. In addition, if our technologies do not perform according to market expectations, our business will be seriously harmed.

Our future quarterly operating results may not meet analysts' expectations and may fluctuate significantly in the future, which could adversely affect our stock price

  We expect that our quarterly operating results will fluctuate significantly in the future. Accordingly, you should not rely on quarter-to-quarter comparisons of our historical results as an indication of future performance. If our quarterly operating results do not meet the expectations of analysts or investors, the market price of our common stock will likely decline.

  Our quarterly results may fluctuate in the future as a result of many factors, some of which are outside our control, including:

  . the timing, introduction and successful commercialization of our new products and services, including MediaBridge;

  . the timing and success of our brand-building and marketing campaigns;

  . the loss of or reduction in revenue from the customer that currently accounts for 92% of our total revenue or any other significant customer;

  . the market's acceptance of our products and services, including
    MediaBridge;

  . our ability to establish and maintain strategic relationships;

  . the potential costs of litigation and intellectual property protection;

  . the operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of key personnel and new employees;

  . the introduction of similar or substitute technologies by our competitors;

  . the timing of future licensing revenue; and

  . the marketing arrangements that we enter into during early market development.

  In addition, because the markets for our products and services are new and rapidly evolving, it is difficult for us to predict our future financial results. Our research and development, sales and marketing efforts and business expenditures are based in part on our expectations regarding developments in counterfeiting and piracy, and our estimates as to the use of digital watermarking as a solution to those problems. To the extent that these predictions prove inaccurate, our revenue and operating results will fluctuate from our anticipated results.

The markets for digital watermark applications are new and developing

  Digital watermarking is a new and developing technology. Our success depends on the acceptance of this technology and the adoption of applications in areas such as digital image commerce, counterfeiting and piracy deterrence and self-authentication of documents. The markets for products and services using digital watermarks are rapidly evolving and are characterized by an increasing number of market entrants who have introduced or developed products and services using digital watermarking or alternative technologies. As is typical in a new and rapidly evolving industry, demand and market acceptance of recently introduced products and services are subject to a high level of uncertainty. Our products and services are currently used by only a limited number of customers. It is difficult to predict the future growth rate, if any, and ultimate size of these markets or our anticipated future markets. We cannot assure you that markets for our products and services will develop.

We may not be able to adequately protect our intellectual property, and we may be subject to infringement claims

  Our success depends on our proprietary technologies. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. As a result, we face risks associated with our patent position, including the potential need to engage in significant legal proceedings to enforce our patents, the possibility that the validity or enforceability of our patents may be denied, the possibility that third parties will be able to compete against us without infringing our patents and the possibility that our products may infringe patent rights of third parties. If we fail to protect our intellectual property rights and proprietary technologies adequately, if there are changes in applicable laws that are adverse to our interests, or if we become involved in litigation relating to our intellectual property rights and proprietary technologies or relating to the intellectual property rights of others, our business could be harmed.

  As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants and corporate partners and attempt to control access to and distribution of our technologies, documentation and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

  Effective protection of intellectual property rights may be unavailable or limited, both in the United States and in foreign countries. Patent protection throughout the world is generally established on a country-by-country basis. We have applied for patent protection both inside the United States and in various countries outside the United States. However, we cannot assure you that pending patents will issue or that issued patents will be valid or enforceable. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technologies, duplicate our services or design around any patents or other intellectual property rights we hold.

  We license some rights management technology from a third party, and may need the assistance of this third party to enforce our rights to this technology. Although we do not currently rely on this technology for our core products, we may in the future. The cooperation of any third party in enforcement of patent rights we may license cannot be assured.

  We have registered "Digimarc" as a trademark in the United States and other countries, and are pursuing registration in additional countries. However, our tradename or trademark may be registered by third parties in other countries, impairing our ability to enter and compete in these markets. In the United States, the trademark "Digimark" and the domain name "Digimark.com" have been registered by an unrelated company. While we have successfully co-existed for several years with this other company, we cannot assure you that this state of affairs will continue. If we were forced to change our name, we would lose a significant amount of our brand equity.

  As more companies enter the digital watermark marketplace and develop intellectual property rights, it is increasingly likely that claims may arise which assert that some of our products or services infringe upon other parties' intellectual property rights. These claims could subject us to costly litigation, divert management resources and result in the invalidation of our intellectual property rights. These claims may require us to pay significant damages, cease production of infringing products, terminate our use of infringing technologies or develop non-infringing technologies. In these circumstances, continued use of our technologies may require that we acquire licenses to the intellectual property that is the subject of the alleged infringement, and we might not be able to obtain these licenses on commercially reasonable terms or at all. Our use of protected technologies may result in liability that threatens our continuing operation.

The security systems that we use in our proprietary technologies may be circumvented by third parties, which could damage our reputation and disrupt our business

  Our products and services involve the embedding of imperceptible digital data in visual content that is imperceptible in normal use but that can be read by digitally-enabled devices. The success of our products and services depends on the security of our image commerce, anti-counterfeiting and piracy systems and self-authentication solutions. Security breaches of these systems and solutions could damage our reputation and expose us to a risk of loss or litigation and possible liability. The security measures that we use in our products and services may not prevent security breaches, and failure to prevent these security breaches may disrupt our business. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions or otherwise damage our products and services and the properties of our customers. If unintended parties obtain sensitive data and information, or create bugs or viruses in an attempt to sabotage the functionality of our products and services, we may receive negative publicity, incur liability to our customers or lose the confidence of our customers, any of which may cause the termination or modification of our contracts.

  We may be required to expend significant capital and other resources to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all.

Our products could have unknown defects

  Products as complex as those we offer or develop frequently contain undetected defects or errors. Despite testing, defects or errors may occur in existing or new products, which could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs and increased service and warranty costs, any of which could materially harm our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our products. The performance of these products typically involves working with sophisticated software, computing and communications systems. Our failure to meet customer expectations or project milestones in a timely manner could also result in a loss of, or delay in, revenue, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

  Because customers rely on our products for critical security applications, defects or errors in our products might discourage customers from purchasing our products. These defects or errors could also result in product liability or warranty claims. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and liability limitation clauses in our sales agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance coverage may not adequately cover these claims. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be materially harmed.

We may encounter difficulties managing our planned growth and expansion that may harm our business

  As of October 21, 1999 we had 57 employees. In addition, we expect that we need to hire approximately 60 additional employees in all areas in the rest of 1999 and 2000. We also expect to continue to expand our business and develop current and new products using our Paper-as-Portal technologies. To manage the future growth we currently expect to experience, our management must continue to improve our operational and financial systems and expand, train, retain and manage our growing employee base. In addition, any additional growth of our product lines or business will place an even more significant strain on our managerial and financial resources. If we cannot manage our growth effectively, we may not be able to coordinate the activities of our technical, accounting and marketing staffs, and our business could be harmed.

We depend on our key employees for our future success

  Our success depends to a significant extent on the performance and continued service of our senior management. None of our senior management has an employment agreement. Although our employees have executed agreements containing non-competition clauses, there is no assurance that a court would enforce all of the terms of these clauses or the clauses generally. If these clauses were not fully enforced, our employees would be freely able to join our competitors. In addition, we currently have key person life insurance only on Bruce Davis, our president and chief executive officer, and Geoffrey Rhoads, our chief technology officer and secretary. The loss of the services of any of our senior management or any of our other key employees could harm our business.

If we are not able to hire, integrate or retain qualified personnel, our business may be harmed

  The recent growth in our business has resulted in an increase in the responsibilities for both existing and new management personnel. Many of our personnel are presently serving in more than one capacity. In addition, we expect that we will need to hire approximately 60 additional employees in all areas in the rest of 1999 and in 2000, including general managers for new operations in key market segments. Competition for experienced personnel in our market segments is intense. We may not be able to retain our current key employees or attract, integrate or retain other qualified personnel in the future. If we do not succeed in attracting new personnel or in integrating, retaining and motivating our current personnel, our business could be harmed. In addition, because our business is based on our patented technology, which is unique and not generally known, new employees will require substantial training, which will require substantial resources and management attention.

Our promotion of the Digimarc brand must be successful in order for us to attract users as well as advertisers and other strategic partners

  We believe that establishing and maintaining our brand is critical to our success and that the importance of brand recognition will increase due to the growing number of technologies that compete with our watermarking technologies and the increasing number of competitors offering technologies similar to ours. We intend to increase our marketing and branding expenditures in our effort to increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, we may be unable to increase our future revenue and our business could be materially harmed.

We may need to raise additional funds, which may not be available

  We believe that our current cash resources, combined with the net proceeds from this offering, will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months following the date of this prospectus. We may need to raise additional funds, however, to do the following:

  . research and develop new applications for digital watermarking, and new products and services;

  . respond to competitive pressures; and

  . acquire complementary businesses or technologies.

  Our future liquidity and capital requirements will depend on numerous factors, including the success of our existing and future products and services and potentially competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Raising additional equity capital would have a dilutive effect on existing stockholders. We cannot assure you that additional funding, if needed, will be available on terms acceptable to us or at all. If adequate funds are not available on acceptable terms, our ability to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures would be significantly limited. Any of these limitations could harm our business, operating results and financial condition.

                         Risks Related to Our Industry

If we are unable to respond to regulatory or industry standards effectively, our operating results could be harmed

  Our future success will depend in part on our ability to enhance and improve the responsiveness, functionality and features of our products and services in accordance with newly-imposed regulatory or industry standards. Our ability to remain competitive will depend in part on our ability to influence and respond to emerging industry standards, including any standards that may be adopted for the protection of digital photography or video on DVD, in a timely and cost-effective manner. For instance, our video copy prevention solution is competing with another solution to become the industry standard for DVD copy protection. In addition, our MediaBridge application competes against companies that provide Internet portals, and other Internet companies that provide search and directory services. If we are unable to influence or respond to these standards effectively, our operating results could be harmed.

If we are unable to integrate new technologies effectively, our business could be harmed

  Our target markets are characterized by new and evolving technologies. The success of our business will depend on our ability to address the increasingly sophisticated technological needs of our customers in a timely and cost-effective manner. Our ability to remain competitive will depend, in part, on our ability to:

  . enhance and improve the responsiveness, functionality and other features of the products and services we offer or plan to offer;

  . continue to develop our technical expertise; and

  . develop and introduce new services, applications and technologies to meet changing customer needs and preferences and to integrate new technologies.

  We cannot assure you that we will be successful in responding to these technological and industry challenges in a timely and cost-effective manner. If we are unable to integrate new technologies effectively or respond to these changing needs, our business could be harmed.

Our markets are highly competitive

  The markets for digital watermarking applications are new, intensely competitive and rapidly evolving. We expect competition to continue to increase from both existing competitors and new market entrants. We face competition from other companies using digital watermarking technologies and from alternative technologies. As we expand the applications for our digital watermarking technologies, we will experience more competition from products and services that are substitutes for our digital watermarking products. Because our business model is new and emerging, we may face competition from unexpected sources. Alternative technologies that may directly or indirectly compete with certain applications of our watermarking technologies include:

  . encryption--securing data during distribution using a secret code so it cannot be accessed except by authorized users;

  . containers--inserting a media object in a "wrapper," which prevents the media object from being duplicated;

  . dataglyphs--a visible modification of the characteristics of an image that is machine-readable;

  . scrambled indicia--optical refraction-based data-hiding technique that is inserted into an image and can be read with a glass;

  . traditional anti-counterfeiting technologies--a number of solutions used currently by many governments that compete for budgetary outlays designed to deter counterfeiting, including optically sensitive ink, magnetic "threads" and other materials used in the printing of currencies;

  . radio frequency tags--embedding a chip that emits a signal when in close proximity with a receiver, which is being used in photo identification, labels and tags;

  . Internet technologies--numerous existing and potential Internet access and search methods will be potentially competitive with MediaBridge and other Paper-as-Portal applications; and

  . bar codes--visible data-carrying code.

  In addition, as we apply our technologies to the Internet through the anticipated introduction of MediaBridge and other Paper-as-Portal applications, we may begin to compete with a wide range of other companies. Many of the companies that currently compete with us, as well as other companies with whom we may compete in the future, are national or international in scope and may have greater resources than we do. These resources could enable these companies to initiate severe price cuts or take other measures in an effort to gain market share in our target markets. We cannot assure you that digital watermarking technologies, and our products and services using these technologies, will gain widespread market acceptance.

  We cannot assure you that we will be able to compete successfully against current or future participants in our markets or against alternative technologies, nor can we assure you that the competitive pressures we face will not harm our business, operating results and financial condition.

Our business may be negatively affected by Year 2000 issues

  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with Year 2000 requirements. We utilize third-party equipment and software that may not be Year 2000 compliant. Failure of this third-party equipment or software to be Year 2000 compliant could require us to incur unanticipated expenses to remedy any problems, which could harm our business, operating results and financial condition. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds being available to purchase products and services we offer, which could harm our business, operating results and financial condition.

                         Risks Related to This Offering

Our stock price may be volatile

  The market price of our common stock is likely to be highly volatile and fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

  . fluctuations in quarterly operating results;

  . changes in our relationship with the consortium of central banks, which is our primary customer;

  . announcements of significant contracts, strategic relationships, acquisitions or capital commitments;

  . technological developments in digital watermarking and other forms of document security, and technological shifts in accessing the Internet;

  . the rapidly evolving nature of our business and the digital watermarking industry;

  . the timing and manner of announcement of new products by us or our competitors;

  . changes in the marketing methods used by advertisers;

  . the launch of significant new products and lines of business, which as of yet are unreleased and untested in the marketplace;

  . changes in financial estimates by securities analysts;

  . changes in our intellectual property position or the adoption of industry standards applicable to our technology;

  . failure to obtain patents or defend them successfully;

  . failure to complete significant license transactions;

  . additions or departures of key personnel;

  . trading characteristics that develop in the market for our common stock, which may include low trading volume and other factors that affect the liquidity of trading; and

  . stock market price and volume fluctuations, which are particularly common among highly volatile securities of high-technology and software companies.

  In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. This type of litigation could result in substantial costs and could divert our management's attention and resources.

73% of our common stock is held by existing stockholders and may be sold into the public market in the future, which may cause our stock price to decline

  Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After the closing of this offering, we will have outstanding 10,983,255 shares of common stock, assuming no exercise of outstanding options or warrants after September 30, 1999 and no exercise of the underwriters' over-allotment option. The 3,000,000 shares of common stock sold in this offering, which would be 3,450,000 shares if the underwriters' over-allotment option to purchase additional shares is exercised in full, will be freely tradeable without restriction or further registration under the federal securities laws unless purchased by persons who are considered affiliates under the federal securities laws. The remaining 7,983,255 shares of common stock outstanding upon the closing of this offering will be considered restricted securities under the federal securities laws.

  Many of our stockholders, option holders and warrant holders are subject to agreements that limit their ability to sell their shares of common stock. Subject to limited exceptions, these securityholders cannot sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of BancBoston Robertson Stephens. When these agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases only in accordance with the volume, manner of sale and notice requirements of the federal securities laws. See "Shares Eligible for Future Sale" and "Underwriting."

Our management will retain broad discretion in the use of proceeds from this offering and may use the proceeds in ways with which you do not agree

  We intend to use the net proceeds from this offering for the repayment of indebtedness, working capital and general corporate purposes, including market expansion, acquisitions and product and technology development. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering and may use the net proceeds in ways with which you do not agree. Until the net proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities. We cannot assure you that investment of the net proceeds will yield a favorable or any return. The inability of our management to apply these funds effectively could harm our business.

Anti-takeover provisions in our charter documents could prevent or delay transactions that could be profitable for our stockholders from occurring

  The anti-takeover provisions of Delaware law and our certificate of incorporation and bylaws may make a change of control of us more difficult, even if a change of control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent changes in management and control of us. Under Delaware law, our board may adopt additional anti-takeover measures in the future.

  We have adopted the following anti-takeover provisions, each to take effect upon the closing of this offering:

  . our board of directors will be divided into three classes of directors, with a separate class of directors being elected at each successive annual meeting for a term of three years;

  . special meetings of the stockholders may be called only by our president, our secretary or at the discretion of our board of directors;

  . vacancies on our board of directors may be filled by a majority of directors in office, and not by the stockholders; and

  . our board of directors may issue preferred stock and determine the price, rights, preferences and privileges of those shares without any vote or further action by the stockholders.

  These provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of us. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

                     YOU SHOULD NOT RELY ON FORWARD-LOOKING
                STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

  This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the prevalence and growth of the number of incidences of copyright infringement, counterfeiting and piracy. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds of $32.4 million from the sale of the 3,000,000 shares of common stock in this offering, assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $37.4 million.

  We intend to use a portion of the net proceeds to repay in full the principal of and interest, which has been accruing at 7% per annum, on unsecured notes payable to some of our founding common stockholders, incurred several years ago as part of our early efforts to finance our business development. The principal and interest balance on the notes was $386,000 at September 30, 1999. As of the date of this prospectus, we have not made any specific allocations with respect to the remainder of the net proceeds. Therefore, we cannot specify with certainty the particular uses for the net proceeds to be received upon consummation of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds.

  We expect to use the net proceeds of this offering for:

  . additional working capital;

  . creating a public market for our common stock; and

  . facilitating future access by Digimarc to public equity markets.

  Pending our use of these funds, the net proceeds from this offering will be invested in short-term, interest-bearing, investment grade, instruments.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain future earnings, if any, to support the development of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors will have discretion as to whether future dividends will be paid, after taking into account factors such as our financial condition, operating results and current and anticipated cash needs.

                                    DILUTION

  As of September 30, 1999, our pro forma net tangible book value was approximately $7.5 million or $0.93 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. After giving effect to the sale of the 3,000,000 shares of common stock we are offering at an assumed initial public offering price of $12.00, our pro forma net tangible book value as of September 30, 1999 would have been $39.9 million or $3.63 per share of common stock. This represents an immediate increase in net tangible book value of $2.70 per share to existing stockholders and an immediate dilution of $8.37 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $12.00
 Pro forma net tangible book value per share as of September 30,
  1999............................................................ $0.93
 Increase per share attributable to new investors.................  2.70
                                                                   -----
Pro forma net tangible book value per share after this offering...         3.63
                                                                         ------
Dilution per share to new investors...............................       $ 8.37
                                                                         ======

  The following table summarizes, on a pro forma basis as of September 30, 1999, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering. The information presented is based upon an assumed initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions, and estimated offering expenses of this offering:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders......  7,983,255   72.7% $18,370,000   33.8%    $ 2.30
New investors..............  3,000,000   27.3   36,000,000   66.2      12.00
                            ----------  -----  -----------  -----
  Total.................... 10,983,255  100.0% $54,370,000  100.0%      4.95
                            ==========  =====  ===========  =====

  The information presented with respect to existing stockholders includes 4,520,286 shares of preferred stock, which will be automatically converted into 5,584,786 shares of common stock upon the closing of this offering. The above information is as of September 30, 1999 and excludes:

  . 30,000 shares of common stock issued subsequent to September 30, 1999 upon exercise of options;

  . 2,262,461 shares of common stock issuable upon exercise of options outstanding as of October 31, 1999 at a weighted average exercise price of $1.20 per share;

  . 2,235,606 shares of common stock reserved for future issuance under our 1995 stock incentive plan, our 1999 stock incentive plan and our 1999 employee stock purchase plan; and

  . 150,000 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 1999 at an exercise price equal to the initial public offering price.

  Giving effect to the full vesting of all options and warrants outstanding as of October 31, 1999 and the stock issued subsequent to September 30, 1999, the pro forma net tangible book value per share after this offering as of September 30, 1999 would be $3.31, the dilution per share to the new investors would be $8.69, and the consideration paid by the existing shareholders and the new investors would represent 38.9% and 61.1%, respectively. If holders of outstanding options exercise these options, or if we grant additional options with low exercise prices in the future, there will be further dilution to new investors.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of September 30, 1999 on an actual basis, on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into common stock and on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our preferred stock into common stock and the receipt of the estimated net proceeds from the sale of 3,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions, and estimated offering expenses.

  The actual, pro forma and pro forma as adjusted information below is unaudited and should be read in conjunction with our financial statements and the notes to those financial statements appearing at the end of this prospectus.

                                                      September 30, 1999
                                                         (unaudited)
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                    (dollars in thousands)
Mandatorily redeemable preferred stock, $0.001
 par value, 10,874,000 shares authorized,
 4,357,786 shares issued and outstanding,
 actual; no shares authorized, issued or
 outstanding, pro forma and pro forma as
 adjusted...................................... $ 17,266  $     --    $     --
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par
   value; 325,000 shares authorized, 162,500
   shares issued and outstanding, actual; no
   shares issued and outstanding, pro forma and
   pro forma as adjusted.......................       --        --          --
  Common stock, $0.001 par value; 12,500,000
   shares authorized; 2,398,469 shares issued
   and outstanding, actual; 7,983,255 shares
   issued and outstanding, pro forma; and
   10,983,255 shares issued and outstanding,
   pro forma as adjusted.......................        3         8          11
  Additional paid in capital...................    4,509    21,770      54,179
  Deferred compensation........................   (3,466)   (3,466)     (3,466)
  Accumulated deficit..........................  (10,799)  (10,799)    (10,799)
                                                --------  --------    --------
    Total stockholders' equity (deficit).......   (9,753)    7,513      39,925
                                                --------  --------    --------
      Total capitalization..................... $  7,513  $  7,513    $ 39,925
                                                ========  ========    ========

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999 and excludes:

  . 30,000 shares of common stock issued subsequent to September 30, 1999 upon exercise of options;

  . 2,262,461 shares of common stock issuable upon exercise of options outstanding as of October 31, 1999 at a weighted average exercise price of $1.20 per share;

  . 2,235,606 shares of common stock reserved for future issuance under our 1995 stock incentive plan, our 1999 stock incentive plan and our 1999 employee stock purchase plan; and

  . 150,000 shares of common stock issuable upon exercise of warrants outstanding as of October 31, 1999 at an exercise price equal to the initial public offering price.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from our financial statements that KPMG LLP, independent certified public accountants, have audited and are included in this prospectus. The statement of operations data for the period from January 3, 1995 (inception) through December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999, and the balance sheet data at September 30, 1999, are derived from unaudited interim financial statements included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                            Period from
                          January 3, 1995                                   Nine Months Ended
                            (inception)                                       September 30,
                              through        Year Ended December 31,           (unaudited)
                           December 31,   -------------------------------  --------------------
                               1995         1996       1997       1998       1998       1999
                          --------------- ---------  ---------  ---------  ---------  ---------
                                   (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenue:
  License and
   subscription.........      $    --     $     186  $     161  $     484  $     379  $     175
  Service...............           --            50         25        500        312      4,010
                              -------     ---------  ---------  ---------  ---------  ---------
   Total revenue........           --           236        186        984        691      4,185
Cost of revenue:
  License and
   subscription.........           --             7        126        114         93         62
  Service...............           --            --         --      1,466        775      1,814
                              -------     ---------  ---------  ---------  ---------  ---------
   Total cost of
    revenue.............           --             7        126      1,580        868      1,876
                              -------     ---------  ---------  ---------  ---------  ---------
  Gross margin..........           --           229         60       (596)      (177)     2.309
Operating expenses:
  Sales and marketing...           36           376      1,330        825        742        731
  Research and
   development..........          327           690        934        658        546        450
  Impairment charge.....           --            --        453         --         --         --
  General and
   administrative.......          477           834      1,282      1,407        913      1,961
                              -------     ---------  ---------  ---------  ---------  ---------
   Total operating
    expenses............          840         1,900      3,999      2,890      2,201      3,142
                              -------     ---------  ---------  ---------  ---------  ---------
Operating loss..........         (840)       (1,671)    (3,939)    (3,486)    (2,378)      (833)
Other income (expense)..          (34)           93        (40)        44         57          9
                              -------     ---------  ---------  ---------  ---------  ---------
Loss before income
 taxes..................         (874)       (1,578)    (3,979)    (3,442)    (2,321)      (824)
Provision for income
 taxes..................           --            --         --         --         --         --
                              -------     ---------  ---------  ---------  ---------  ---------
  Net loss..............      $  (874)    $  (1,578) $  (3,979) $  (3,442) $  (2,321) $    (824)
                              =======     =========  =========  =========  =========  =========
Basic and diluted net
 loss per share.........      $ (1.01)    $   (0.71) $   (1.88) $   (1.50) $   (1.02) $   (0.35)
                              =======     =========  =========  =========  =========  =========
Weighted average shares
 outstanding used in
 basic and diluted net
 loss per share
 calculation............      869,478     2,226,519  2,120,477  2,288,442  2,284,642  2,342,732

                                                                 September 30,
                                       December 31,               (unaudited)
                               --------------------------------  -------------
                               1995    1996     1997     1998        1999
                               -----  -------  -------  -------  -------------
                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents..... $  46  $ 3,113  $ 5,638  $ 2,137     $ 8,039
Working capital...............  (244)   2,782    4,631    1,196       7,219
Total assets..................    63    3,376    6,168    2,978      11,274
Long-term obligations, net of
 current portion..............   438      396      395      469         182
Redeemable convertible
 preferred stock..............    --    4,441   10,185   10,185      17,266
Total stockholders' deficit...  (690)  (1,885)  (5,680)  (9,095)     (9,753)

                          MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors described within this prospectus. We refer you also to the section "You Should Not Rely on Forward-Looking Statements Because They Are Inherently Uncertain."

Overview

  Digimarc is a leading provider of patented digital watermarking technologies that allow imperceptible digital code to be embedded in traditional and digital content, including movies, photographic or artistic images and valuable documents such as financial instruments, passports and event tickets. Our technologies protect copyrights and deter counterfeiting or piracy by enabling information related to copyright ownership to be communicated easily. In addition, our MediaBridge product will offer advertisers, for the first time, a direct link between physical content and the Internet. This link will be accomplished by a PC recognizing the embedded digital code within a MediaBridge-enabled image and, as a result, automatically executing an instruction to take the user directly to a particular Internet destination without any mouse clicks or keyboard strokes.

  From our inception in January 1995 through late 1996, we devoted substantially all of our efforts to product development, raising capital and recruiting personnel. We first generated licensing revenue in the third quarter of 1996 through the licensing of our software plug-ins to Adobe Systems. In the fourth quarter of 1996, we introduced a subscription-based service for communicating copyrights of digital images across the Internet. This product offering was followed by the introduction in mid-1997 of MarcSpider, our service that searches the Internet for images containing Digimarc watermarks and produces reports on the locations of these images. In late 1997, we began expanding the use of our digital watermarking technologies to counterfeiting and piracy deterrence.

  In 1998, we began working with a consortium of leading central banks to develop a system to deter the use of personal computer systems in the counterfeiting of currency. Providing services relating to the development of this anti-counterfeiting system accounted for 51% of our total revenue in 1998 and 92% of our total revenue for the first nine months of 1999. This increase in the share of total revenue resulted from our securing a contractual relationship with the consortium. We anticipate that this development project will account for most of our revenue until we are able to generate substantial revenue from the introduction of new products that we are developing relating to document security and our Paper-as-Portal applications.

  In early 1999, we began to place increasing emphasis on developing MediaBridge, the first of our Paper-as-Portal applications. Our efforts to develop and introduce MediaBridge and related Paper-as-Portal applications will require significant continuing investment. To date, we have not derived any revenue from MediaBridge or any other Paper-as-Portal application. We expect to begin marketing MediaBridge in the second half of 2000. We currently expect to develop new products and services, which we anticipate selling to customers through a variety of pricing plans, including annual license fees and license fees per document from issuers of valuable documents other than banknotes and from magazine advertisers and publishers. Successful introduction and marketing of these new products and services, including MediaBridge and other Paper-as-Portal applications, if achieved, would significantly change the mix and the concentration of our future revenue.

  To date, we have derived our revenue from licensing software products, delivering subscription-based services and providing development and consulting services to the consortium of central banks. We license our software products to owners of digital images. Revenue is recognized on delivery of software, assuming no significant obligations or customer acceptance rights exist. We provide subscription services to users for tracking of their watermarked images across the Internet. Subscriptions are paid in advance, and revenue is recognized ratably over the term of the subscription. We also provide development and consulting services related to the customization, integration and installation of our technologies. This revenue is recognized as services are performed, unless completion is subject to customer acceptance. Revenue from our international sales has primarily been denominated in U.S. dollars. Therefore, fluctuations in foreign currency exchange rates have not had a material effect on our business.

  We intend to increase our revenue through the marketing of new digital watermarking applications and the licensing of MediaBridge and other Paper-as-Portal applications. We expect to target, among other sources of revenue, publishers, advertisers and other producers of printed materials. Our aim is to license our technologies to those content producers so that they may embed our digital watermarks in their print media, such as magazine ads or articles, direct mail coupons or catalogs and credit or business cards. Our current and anticipated products are intended to enable them to control reproduction and alteration of their content, as well as to enable their print materials to provide a link to relevant Web destinations. Revenue from our new applications may include one-time licenses, time-based or usage-based fees, royalties and revenue-sharing. We anticipate that the calculation of fees and royalties will be based at least in part on the size of the installed base of PCs, cameras, scanners, digital image capture and output devices, and software carrying our patented reader technology as well as the nature of the use, and the nature and amount of licensed content carrying our MediaBridge digital watermarks.

  We believe that development of our business will require increasing levels of expenditures in future periods, including a significant increase in our sales and marketing efforts for the launch of new products, including MediaBridge and other applications of our Paper-as-Portal technology. Accordingly, we anticipate that we will continue to invest significantly in sales and marketing for the foreseeable future and that the dollar amount of sales and marketing expenses is likely to increase in the future. We believe that a significant increase in our research and development investment will be necessary for the development of additional applications of our technologies. We anticipate that we will continue to invest significantly in product research and development for the foreseeable future and that research and development expenses are likely to increase in the future. Due to the short development period between achievement of technological feasibility and the general availability of our software to customers, software development costs qualifying for capitalization have been insignificant, and as a result, are expensed as they are incurred. We also believe that our general and administrative expenses will continue to increase as a result of the continued expansion of our administrative staff and the expenses associated with becoming a public company, including annual and other public-reporting costs, directors' and officers' liability insurance, investor-relations programs and professional-service fees.

  Since inception, we have invested in attracting top senior management, in developing products and in building our sales and marketing organizations. We have a limited operating history upon which investors may evaluate our business and prospects. We have incurred significant losses to date, and as of September 30, 1999, we had an accumulated deficit of approximately $10.8 million. We intend to continue to expend significant financial and management resources on developing additional products and services, increasing sales and marketing activities, improving our technologies and expanding our operations. As a result, we expect to continue to incur additional losses and negative cash flow through 2001 and possibly beyond. Our revenue may not increase or even continue at its current levels and we may not achieve or maintain profitability or generate cash from operations in future periods. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies deploying new technologies and applications, such as our efforts to develop our Paper-as-Portal technology as a new means of using the Internet.

Results of Operations

  The following table presents our statement of operations data for the periods indicated as a percentage of total revenue.

                                                               Nine Months
                                                                  Ended
                                                                September
                                                                   30,
                                Year Ended December 31,        (unaudited)
                               -----------------------------   --------------
                                1996       1997       1998     1998     1999
                               -------   ---------   -------   ------   -----
Revenue:
  License and subscription....      79%         87%       49%      55%      4%
  Service.....................      21          13        51       45      96
                               -------   ---------   -------   ------   -----
    Total revenue.............     100         100       100      100     100
                               -------   ---------   -------   ------   -----
Cost of revenue:
  License and subscription....       3          68        12       14       2
  Service.....................      --          --       149      112      43
                               -------   ---------   -------   ------   -----
    Total cost of revenue.....       3          68       161      126      45
                               -------   ---------   -------   ------   -----
    Gross margin..............      97          32       (61)     (26)     55
Operating expenses:
  Sales and marketing.........     159         715        84      107      17
  Research and development....     292         502        67       79      11
  Impairment charge...........      --         244        --       --      --
  General and administrative..     353         689       143      132      47
                               -------   ---------   -------   ------   -----
    Total operating expenses..     804        2150       294      318      75
                               -------   ---------   -------   ------   -----
  Operating loss..............    (707)     (2,118)     (355)    (344)    (20)
  Other Income (Expense)......      39         (21)        5        8      --
                               -------   ---------   -------   ------   -----
  Loss before income taxes....    (668)     (2,139)     (350)    (336)    (20)
  Provision for income taxes..      --          --        --       --      --
                               -------   ---------   -------   ------   -----
    Net loss..................    (668)%    (2,139)%    (350)%   (336)%   (20)%
                               =======   =========   =======   ======   =====

Nine Months Ended September 30, 1998 and 1999

 Revenue

  Total revenue was $691,000 and $4.2 million for the nine months ended September 30, 1998 and 1999, respectively, representing an increase of $3.5 million. This increase was primarily the result of increased service revenue which we earned through securing a relationship with a consortium of leading central banks. One customer (the consortium of banks) accounted for approximately 45% and 92% of our total revenue for the nine months ended September 30, 1998 and 1999, respectively. The customer has a discretionary right of early termination with respect to the agreement. Unless the customer exercises this right, the Company expects revenues under the agreement to continue at or above current levels for the next two years. The Company intends to pursue further business with this customer and may be able to achieve other sources of revenue in future periods by providing additional products and services to them and related institutions. We currently expect to develop new products and services, which we anticipate selling to customers through a variety of pricing plans, including license fees and license fees per document from issuers of valuable documents other than banknotes and from magazine advertisers and publishers. Successful introduction and implementation of these new products and services, including self-authenticating documents, MediaBridge and other Paper-as-Portal applications, if achieved, would significantly change the mix and concentration of our future revenue.

  License and subscription. License and subscription revenue was $379,000 and $175,000 for the nine months ended September 30, 1998 and 1999, respectively, representing a decrease of $204,000. This decrease was the result of an increased use of our sales, marketing and research and development personnel to provide education, outreach and product definition services to our anti-counterfeiting system customer.

  Service. Service revenue was $312,000 and $4.1 million for the nine months ended September 30, 1998 and 1999, respectively, representing an increase of $3.7 million. This increase was the direct result of our securing a relationship with a consortium of leading central banks under which we are developing a system to deter the use of personal computer systems in the counterfeiting of currency.

 Cost of Revenue

  License and subscription. Cost of license and subscription revenue includes compensation for operations personnel, cost of outsourced customer support, Internet service provider connectivity charges and image search data fees to support our services. Cost of license and subscription revenue was $93,000 and $62,000 for the nine months ended September 30, 1998 and 1999, respectively.

  Service. Cost of service revenue primarily includes compensation for software developers, quality assurance personnel, product managers and business development personnel, outside contractors and travel costs directly attributable to certain service and development contracts. Cost of service revenue was $775,000 and $1.8 million for the nine months ended September 30, 1998 and 1999, respectively, representing an increase of $1.0 million. This increase was the result of an increased use of our research and development and sales and marketing personnel to provide services to our anti-counterfeiting system customer under the development contract. Cost of service revenue as a percentage of service revenue decreased from 248% in the nine months ended September 30, 1998 to 45% in the nine months ended September 30, 1999.

 Operating Expenses

  Sales and marketing. Sales and marketing expenses consist primarily of compensation, benefits and related costs of sales and marketing personnel, product managers and sales engineers, as well as recruiting, travel, market research and costs associated with marketing programs, such as trade shows, public relations and new product launches. Sales and marketing expenses were $742,000 and $731,000 for the nine months ended September 30, 1998 and 1999, respectively, representing a decrease of $11,000. This decrease resulted from increased costs of $711,000 from salaries, other related employee costs and travel, offset by a decrease in advertising, promotional activities and other marketing costs of $132,000 and an increased allocation of $590,000 to cost of service revenue associated with sales and marketing personnel who provide education, outreach and product definition services to our anti-counterfeiting system customer. Sales and marketing employees totaled seven and 15 as of September 30, 1998 and 1999, respectively. We believe that a significant increase in our sales and marketing effort is essential for the introduction of new products, including additional secure document applications, and MediaBridge and other Paper-as-Portal applications. Accordingly, we anticipate that we will continue to invest significantly in sales and marketing for the foreseeable future, and that sales and marketing expenses are likely to increase in the future.

  Research and development. Research and development expenses consist primarily of compensation, benefits and related costs of software developers and quality assurance personnel and payments to outside contractors. Research and development expenses were $546,000 and $450,000 for the nine months ended September 30, 1998 and 1999, respectively, representing a decrease of $96,000. Increased use of research and development personnel to provide services to our anti-counterfeiting system customer resulted in an additional $710,000 of these expenses being allocated to cost of service revenue, while salaries and other employee related costs increased $626,000. Research and development personnel totaled 14 and 28 as of September 30, 1998 and 1999, respectively. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product lines and to enhance our technologies and intellectual property rights. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and that research and development expenses are likely to increase in the future.

  General and administrative. General and administrative expenses consist primarily of compensation, benefits and related costs of executive, finance and administrative personnel, facilities costs, legal and other professional fees and depreciation expense. General and administrative expenses were $913,000 and $2.0 million for the nine months ended September 30, 1998 and 1999, respectively, representing an increase of $1.0 million. $810,000 of this increase was the result of increased executive compensation and travel expenses, as well as executive recruiting fees and professional fees related to our recent growth. General and administrative employees totaled four and nine as of September 30, 1998 and 1999, respectively. We believe that our general and administrative expenses will continue to increase as a result of the continued expansion of our administrative staff and expenses associated with being a public company, including annual and other public-reporting costs, directors' and officers' liability insurance, investor-relations programs and professional-services fees.

  Stock Compensation Expense. Compensation expense includes costs relating to stock-based employee compensation arrangements. Stock compensation expense is based on the difference between the fair market value of our common stock and the exercise price of options to purchase that stock on the date of the grant, and is being recognized over the vesting periods of the related options, usually four years. Stock compensation expense of $121,000 was recorded for the nine months ended September 30, 1999. The total unearned compensation recorded by us from inception to September 30, 1999 was $3.6 million. The fair value per share used to determine unearned compensation was derived by reference to the preferred stock values reduced by a discount factor. We expect to record at least an additional $2.2 million of total unearned compensation for the fourth quarter ended December 31, 1999 related to stock grants. The actual amount will depend on the number of options granted and their exercise price. At current estimates, additional deferred compensation amortization related to these stock option grants, as well as grants made since inception will be approximately $277,000 for the fourth quarter of 1999 and approximately $1.5 million for each of 2000 and 2001.

Years Ended December 31, 1997 and 1998

 Revenue

  Total revenue was $186,000 and $984,000 in 1997 and 1998, respectively, representing an increase of $798,000. This increase was caused by increased service revenue in 1998. We had two customers (Micrographx and the consortium of central banks) that accounted for more than 10% of our revenue, representing in aggregate approximately 30% of our total revenue for the year ended December 31, 1997; and one customer (the consortium of central banks) that accounted for more than 10% of our revenue, representing approximately 51% of our total revenue for the year ended December 31, 1998.

  License and subscription. License and subscription revenue was $161,000 and $484,000 in 1997 and 1998, respectively, representing an increase of $323,000. $241,000 of this increase was the result of our introduction and the market's acceptance of our subscription-based services designed to address the needs of customers that distribute and promote their image collections on the Internet.

  Service. Service revenue was $25,000 and $500,000 in 1997 and 1998, respectively, representing an increase of $475,000. This increase was a result of our completion of an anti-counterfeiting feasibility study in 1998. This has since led to the award of a contract to develop a system to deter the use of personal computers in the counterfeiting of currency.

 Cost of Revenue

  License and subscription. Cost of license and subscription revenue was $126,000 and $114,000 in 1997 and 1998, respectively, representing a decrease of $12,000. $7,000 of this decrease was the result of cost savings associated with providing customer technical support in-house, which had previously been provided by a third party.

  Service. We recorded cost of service revenue of $1.5 million in 1998 as a result of the use of our product managers, sales, marketing and research and development personnel in our performance of a feasibility study for a consortium of leading central banks which led to a contract to develop a system to deter the use of personal computer systems in the counterfeiting of currency. Cost of service revenue was 293% of service revenue for the year ended 1998.

 Operating Expenses

  Sales and marketing. Sales and marketing expenses were $1.3 million and $825,000 in 1997 and 1998, respectively, representing a decrease of $505,000. This decrease was the result of devoting sales and marketing personnel to provide education, outreach and product definition services to our anti-counterfeiting system customer at a cost of $498,000. Sales and marketing employees totaled ten and eight at December 31, 1997 and 1998, respectively. We believe that a significant increase in our sales and marketing efforts is essential for the introduction of new products, including self-authenticating documents, MediaBridge and other Paper-as-Portal applications.

  Research and development. Research and development expenses were $934,000 and $658,000 in 1997 and 1998, respectively, representing a decrease of $276,000. Increased use of our research and development personnel to provide services to our anti-counterfeiting system customer resulted in $968,000 of these expenses being allocated to cost of service revenue, while salaries and other employee related costs increased $594,000. Research and development personnel totaled ten and fourteen for 1997 and 1998, respectively. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product line and to enhance our technologies and associated intellectual property. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in the future. In the development of our new products such as self-authenticating documents, MediaBridge and other Paper-as-Portal applications and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete.

  General and administrative. General and administrative expenses were $1.3 million and $1.4 million in 1997 and 1998, respectively, representing an increase of $125,000. $64,000 of this increase was the result of more frequent domestic and international travel and $81,000 was the result of increased depreciation expense as our fixed asset base grows. General and administrative employees totaled three and four at December 31, 1997 and 1998, respectively.

  Asset Impairment. Asset impairment expense relates to certain assets we acquired in July 1997 from NetRights, LLC. The assets acquired included certain office equipment, trademarks and tradenames, and all engineering drawings, designs and documentation, including patent applications. We originally intended to use the technology to expand and potentially enhance the delivery of information to our customers in connection with a reevaluation of our business strategy.

  Prior to consummating the acquisition, we realized that NetRights' technology did not have the features and functionality previously believed, and that results could be achieved in a more simple way. Despite proceeding with the legally binding terms that had been agreed by the parties, a decision was made prior to consummating the transaction not to use the purchased technology. As a result, the purchased technology totaling $453,000 was considered impaired and written off during the year ended December 31, 1997. The fixed assets, the pending patent and tradenames were retained as acquired assets.

Years Ended December 31, 1996 and 1997

 Revenue

  Total revenue was $236,000 and $186,000 in 1996 and 1997, respectively, representing a decrease of $50,000. The decrease in revenue was caused by higher licensing fees, most of which were received from Adobe Systems and Corel Corporation, in 1996. We had three customers (Adobe Systems, Corel Corporation and Motorola, Inc.) that each accounted for more than 10% of our revenue, representing in aggregate approximately 100% of our total revenue, for the year ended December 31, 1996; and two customers (Micrographx and the consortium of central banks) that accounted for more than 10% of our revenue, representing in aggregate approximately 30% of our total revenue for the year ended December 31, 1997.

  License and subscription. License and subscription revenue was $186,000 and $161,000 in 1996 and 1997, respectively, representing a decrease of $25,000. This decrease was the result of lower one-time licensing fees in 1997 ($155,000), offset by increased subscription sales of $93,000.

  Service. We recorded service revenue of $50,000 and $25,000 in 1996 and 1997, respectively, representing a decrease of $25,000. In both years, service revenue was derived from one-time consulting projects.

 Cost of Revenue

  License and subscription. Cost of license and subscription revenue was $7,000 and $126,000 in 1996 and 1997, respectively, representing an increase of $119,000. All of this increase was caused by the growth of our service department and related costs to support our software product and service introductions made in the fourth quarter of 1996.

 Operating Expenses

  Sales and marketing. Sales and marketing expenses were $376,000 and $1.3 million in 1996 and 1997, respectively, representing an increase of $954,000. $553,000 of this increase resulted from the hiring of sales management and sales and marketing personnel, and $324,000 for increased travel and enhanced promotional programs. Sales and marketing employees totaled five and ten at December 31, 1996 and 1997, respectively.

  Research and development. Research and development expenses were $690,000 and $934,000 in 1996 and 1997, representing an increase of $244,000. Increased salaries and other employee related costs of software development and quality-assurance personnel resulted in an increase of $302,000 offset in part by a decrease of $96,000 in outside contractors. Research and development personnel totaled eight and ten for the years ended December 31, 1996 and 1997, respectively.

  General and administrative. General and administrative expenses were $834,000 and $1.3 million in 1996 and 1997, respectively, representing an increase of $448,000. $377,000 of this increase was the result of increased salary expense and related payroll taxes and benefits from hiring new personnel. General and administrative employees totaled four and three at December 31, 1996 and 1997, respectively.

  Asset Impairment. Asset impairment expense relates to certain assets we acquired in July 1997 from NetRights, LLC. As discussed above, some of the purchased technology assets, totaling $453,000, were considered impaired and written off during the year ended December 31, 1997.

 Provision for Income Taxes

  We have recognized operating losses since inception and as such have not incurred income tax expense. As of December 31, 1998, we had operating loss carryovers for federal and state income tax reporting purposes of approximately $8.6 million and research and development tax credit carryforwards of $113,000, the last of which will expire through 2018 if not utilized. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including a change of more than 50% in ownership. Such a change in ownership occurred with the sale of preferred stock in June 1996 and again in July 1996. Accordingly, we estimate that the approximately $915,000 of net operating loss carryforwards generated from inception through July of 1996 will be limited.

Quarterly Results of Operations

  The following table presents unaudited statement of operations data for the seven quarters ended September 30, 1999 in dollars. In our management's opinion, this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                   Quarter Ended
                                                    (unaudited)
                          ----------------------------------------------------------------
                                                       Dec.
                          Mar. 31, June 30, Sept. 30,   31,    Mar. 31, June 30, Sept. 30,
                            1998     1998     1998     1998      1999     1999     1999
                          -------- -------- --------- -------  -------- -------- ---------
                                                  (in thousands)
Statement of Operations
Revenue:
  License and
   subscription.........   $ 161    $ 121     $  97   $   105   $  74    $  42    $   59
  Service...............      --      125       187       188     985      954     2,071
                           -----    -----     -----   -------   -----    -----    ------
    Total revenue.......     161      246       284       293   1,059      996     2,130
                           -----    -----     -----   -------   -----    -----    ------
Cost of revenue:
  License and
   subscription.........      31       31        31        21      21       22        19
  Service...............     128      339       308       691     459      433       922
                           -----    -----     -----   -------   -----    -----    ------
    Total cost of
     revenue............     159      370       339       712     480      455       941
                           -----    -----     -----   -------   -----    -----    ------
    Gross margin........       2     (124)      (55)     (419)    579      541     1,189
Operating expenses:
  Sales and marketing...     294      204       244        83     131      263       337
  Research and
   development..........     236      179       131       112     107      140       203
  General and
   administrative.......     275      331       307       494     459      569       933
                           -----    -----     -----   -------   -----    -----    ------
    Total operating
     expense............     805      714       682       689     697      972     1,473
                           -----    -----     -----   -------   -----    -----    ------
    Operating loss......    (803)    (838)     (737)   (1,108)   (118)    (431)     (284)
Other income (expense)..      16       16        25       (13)    (11)     (17)       37
                           -----    -----     -----   -------   -----    -----    ------
  Loss before provision
   for income taxes.....    (787)    (822)     (712)   (1,121)   (129)    (448)     (247)
Provision for income
 taxes..................      --       --        --        --      --       --        --
                           -----    -----     -----   -------   -----    -----    ------
    Net loss............   $(787)   $(822)    $(712)  $(1,121)  $(129)   $(448)   $ (247)
                           =====    =====     =====   =======   =====    =====    ======

  We expect operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. See "Risk Factors--Our future quarterly operating results may not meet analysts' expectations and may fluctuate significantly in the future, which could adversely affect our stock price" for more information on quarterly fluctuations and how they affect our business.

  We believe that comparisons of our historical quarterly operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. It is possible that in some future periods our operating results may fail to meet the expectations of analysts and investors. In such event, the trading price of our common stock may decline.

Liquidity and Capital Resources

  Since inception, we have financed our operations primarily through the private placement of our preferred stock, equipment financings, lines of credit and long-term loans from shareholders. As of September 30, 1999, we had raised approximately $17.9 million through the sale of our preferred stock.

  As of September 30, 1999, we had cash and cash equivalents of $8.0 million, representing an increase of $5.9 million from $2.1 million at December 31, 1998. Our working capital at September 30, 1999 was $7.2 million, compared to working capital of $1.2 million at December 31, 1998. This increase in working capital is attributable primarily to a $6.3 million and $800,000 sale of our preferred stock in June 1999 and August 1999, respectively, and an increase in our trade accounts receivable due to increased revenue from a single customer.

  Our operating activities resulted in net cash outflows of $2.3 million and $644,000 for the nine months ended September 30, 1998 and 1999, respectively. This $1.6 million decrease in operating cash outflows from the nine months ended September 30, 1998 to the nine months ended September 30, 1999 was due primarily to improved operating results in the nine months ended September 30, 1999. Operating activities resulted in net cash outflows of $1.5 million in 1996, $3.1 million in 1997, and $3.2 million in 1998. The $1.6 million increase in operating cash outflows from 1996 to 1997 was attributable primarily to an increase in operating losses, offset by an increase in deferred revenue. The $68,000 increase in operating cash outflows from 1997 to 1998 resulted from further growth of deferred revenue and accrued payroll and related costs, offset by lower operating losses.

  Investing activities used cash of $60,000 and $209,000 for the nine months ended September 30, 1998 and 1999, respectively. This $149,000 increase in cash used in investing activities related to the acquisition of property and equipment. In addition, investing activities used cash of $165,000 in 1996, $440,000 in 1997 and $58,000 in 1998. Net cash used in investing activities in 1996 was related primarily to the acquisition of property and equipment. Net cash used in investing activities in 1997 was related primarily to the acquisition of selected assets, including technology, patent applications and some fixed assets of NetRights LLC. Net cash used in investing activities in 1998 was related primarily to the purchase of patents. We anticipate that we will experience an increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel.

  Financing activities used net cash of $67,000 and provided cash of $6.8 million for the nine months ended September 30, 1998 and 1999, respectively. Financing activities provided cash of $4.8 million in 1996 and $6.1 million in 1997 and used cash of $233,000 in 1998. Net cash provided by, or used in, financing activities in each of these periods was related primarily to the sales of shares of our preferred stock in 1996, 1997 and the first nine months of 1999 and proceeds from borrowing in 1997, offset by principal payments on our bank line of credit and equipment lease obligations in 1998 and the first half of 1999.

  We have a $400,000 bank revolving line of credit that matures on November 20, 1999. This facility requires that we maintain certain financial covenants. As of September 30, 1999, we had no outstanding borrowings under the revolving line of credit. Any advances would bear interest at the bank's prime interest rate plus 1% and would be secured by substantially all of our assets, excluding intellectual property. We have computers and office equipment financed under long-term capital leases that expire over the next 36 months. As of September 30, 1999, we had an outstanding balance of $301,000 of capital lease obligations. We had unsecured notes payable to common stockholders totaling $308,000 at September 30, 1999 which bear interest at 7% per annum. We intend to repay these notes in full from the net proceeds of this offering. Other significant commitments consist of obligations under non-cancelable operating leases, which totaled $2.0 million as of September 30, 1999, and are payable in monthly installments through 2004.

  We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future. These operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds from this offering. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and available bank borrowings, will be sufficient to meet our anticipated capital needs for at least the next 12 months, although we may seek to raise additional capital during that period. If additional funds are raised through the issuance of equity securities, stockholders may experience additional dilution, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on acceptable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, operating results and financial condition.

Interest Rate Risk

  Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of any interest expense we must pay with respect to outstanding debt instruments. The risk associated with fluctuating interest expense is limited, however, to the exposure related to those debt instruments and credit facilities which are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of its invested principal funds by limiting default risks, market risk and investment risk. We plan to mitigate default risk by investing in low-risk securities. At December 31, 1998, we had an investment portfolio of money market funds, commercial securities and U.S. Government securities, including those classified as short-term investments, of $2.1 million. We had loans outstanding of $548,000 at December 31, 1998. If market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 1998, the decline of the fair market value of the fixed income portfolio and loans outstanding would not be material.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133." Statement No. 137 defers the effective date of Statement No. 133 for one year. Statement No. 133, as amended, is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

  In December 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4, extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Before 1998, we recognized software license revenue in accordance with the AICPA SOP 91-1, "Software Revenue Recognition." Beginning in 1998, we have recognized software license revenue in accordance with AICPA SOP 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2." Although these pronouncements apply to our subscription and license revenue and service revenue, we do not expect the adoption of SOP 98-9 to have a material effect on our results of operations or financial condition or to materially impact our revenue recognition practices.

Year 2000 Readiness

  Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including ourselves and our customers, potential customers, vendors and strategic partners, may need to upgrade their systems to comply with applicable Year 2000 requirements.

 Risks of Year 2000 Issues

  Because we and our customers depend to a very substantial degree upon proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could harm our business. Additionally, our failure to provide Year 2000 compliant solutions to our customers could result in financial loss, harm of reputation and legal liability to us. We believe that our products and services are Year 2000 compliant; however, our products and services are often integrated with other systems that may not be compliant.

 Our State of Readiness

  We have reviewed our internal management information and other critical business systems to identify any Year 2000 problems. Our review consisted of:

  . quality assurance testing of our applications;

  . assessing repair or replacement requirements;

  . implementing repair or replacement as necessary; and

  . creating contingency plans in the event of Year 2000 failures.

  We have tested our software products and have determined that the currently shipping versions of all of our software products are Year 2000 compliant. We have also investigated the Year 2000 readiness of external vendors that supply us with material software and information. In the course of these investigations, we have not encountered any material Year 2000 problems with these third-party products. We continue to monitor these third parties for updates to their products as part of our ongoing Year 2000 effort. We have not made a full assessment of the extent to which our customers might be vulnerable to Year 2000 issues. Likewise, we have not made a full assessment of the extent to which other third parties with which we transact business have determined their vulnerability to Year 2000 issues.

  We believe that the Year 2000 risk will not present significant operational problems for us. However, there can be no assurance that our Year 2000 program will prevent any harm to our business.

 Contingency Plan

  Although we have regular data back-up procedures that would assist us in the recovery of lost business information, we have not yet developed a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure to address any unforeseen Year 2000 issue could harm our business.

 Costs to Address Year 2000 Issues

  We expect that costs directly related to Year 2000 issues will not exceed approximately $50,000 for both costs incurred to date and future costs, including cases where non-compliant third-party products have been or need to be replaced. We would have incurred the replacement cost of non-compliant third-party products regardless of the Year 2000 issue due to technology obsolescence and/or our growth. We have expensed and continue to expense all costs arising from Year 2000 issues as incurred, funding them from working capital.

  If our Year 2000 program is inadequate and our business operations are materially impacted, we could incur additional costs to recover any lost information and replace affected systems. We believe that these systems could be replaced without significant difficulties, as replacement systems are generally available on commercially reasonable terms.

                                    BUSINESS

Overview

  Digimarc is a leading provider of patented digital watermarking technologies that allow imperceptible digital code to be embedded in the printed or digital versions of visual content, such as magazine ads, catalogs and product packages and valuable documents like financial instruments, passports and event tickets. In addition to code which can be embedded within various types of visual content, our technologies include reader software which, as a resident application on PCs, allows PCs to recognize these codes. We believe these technologies have many potential uses. We are developing products and services to address what we believe are our two largest near-term market opportunities: the deterrence of digital counterfeiting or piracy and the enhancement of Internet access and navigation.

  Since the introduction of our first product in 1996, we have built a broad technology platform that we believe has a range of applications. Our initial products allowed copyright owners to deter the use of advanced digital imaging tools in producing unauthorized high-quality copies of their images. We later developed image commerce applications that allowed customers to persistently identify their protected properties and locate these properties across the Internet, which further discourages their unauthorized distribution and use.

  Today, our business focuses on providing image commerce solutions, including copyright protection, and counterfeiting and piracy deterrence. We are currently developing additional applications to address other forms of visual media such as DVD and video, and other distribution channels such as the Internet. We are also using our technologies to develop products we call Paper-as-Portal applications, the first of which, named MediaBridge, is being developed and is planned for release as a resident application in PC camera software in the second half of 2000. MediaBridge is intended to enable imperceptible digital code to be embedded within print media, such as magazine advertisements or articles, direct mail coupons or catalogs and bank cards or business cards. When recognized by PC cameras enabled by our patented reader technology, that code will automatically launch the user directly to the specific Internet destination chosen by the producer of the print media. In this way, we believe that MediaBridge will deliver more efficient Internet navigation and access to consumers and more effective means for print advertisers to link readers directly to targeted e-commerce points-of-sale.

Industry Background

 The Proliferation of Advanced Computing and the Internet

  Computing systems widely available today are more powerful than ever before, incorporating high-resolution scanning, streaming media and data compression as well as significant increases in processing power, bandwidth and memory. Advances in multimedia, digital imaging and printing technologies have given users of every level of sophistication access to highly advanced image manipulation and printing capabilities. Higher scanner and printer resolution, now typically at 600 dots per inch or higher, have enabled users to digitally capture and subsequently print images more quickly and precisely. Very high-resolution digital camera technology, with over one million pixels per image, has become standard in consumer digital camera products, giving users the ability to capture images that approach photo quality. International Data Corporation, or IDC, estimates that worldwide scanner shipments will increase at 23.3% per year to 39.5 million units by 2003 and worldwide PC camera shipments will grow from approximately 600,000 in 1997 to more than 9.2 million units by 2002.

  These advances in computing performance, coupled with computer system price decreases, are also enabling millions of people to participate in the growth of activity on the Internet. IDC estimates that the number of Internet users worldwide will grow from 104 million in 1998 to 320 million by 2002. The Internet represents a fundamental change in the way people conduct business and access or distribute information and contributes to an increase in the conversion of traditional media and other forms of content to electronic digital format. NEC estimates that the number of Web pages will increase from 320 million in 1997 to 9.1 billion in 2002 and IDC estimates that the number of users who will make purchases on the Web will increase from 18 million in 1997 to over 128 million in 2002. The rapid growth in the Internet, Internet-based business activities and the growing use of the digital format for media content are all contributing to the growing obsolescence of analog media content control systems, creating new technological challenges in media content protection.

 Web Interface, Internet Navigation and e-Commerce

  As advances in technology are transforming the Internet into a ubiquitous platform for commerce, traditional "bricks and mortar" businesses are being challenged to bridge their existing methods for marketing and selling with new on-line marketing models. According to Forrester Research, U.S. per capita advertising spending, including print, TV, radio and the Internet, will be over $700 this year, and the U.S. per capita online advertising portion will grow from $40 in 1999 to $195 in 2004. A MarketFacts survey indicates that in 1998 approximately 62% of current Internet users visited a Web site after seeing it mentioned in a magazine or newspaper and approximately 53% visited a site because of a product's packaging. Currently these users must use search engines, which only provide an uncategorized listing of Internet addresses, or at best look for an advertiser's Internet address within the fine print at the bottom of the page, to find their intended Web destination. The current forms of print advertising such as magazine ads, couponing, packaging and direct mail does not fully tap the communications capabilities of the Internet, because these approaches do not provide a direct link driving potential customers to the e-commerce point-of-sale.

  The growth of the Internet has created a large amount of unstructured information which, according to eMarketer, consists of hundreds of millions of Web sites and hundreds of millions of Web pages, with 1.5 million Web pages being added per day. Many corporate Web sites now have thousands of pages, which often makes finding relevant information within a particular site frustrating and time-consuming. As a result, Internet users using conventional search and directory services often experience difficulty in retrieving information relevant to specific products and services, potentially causing e-commerce vendors to lose sales opportunities. According to a study conducted by the Georgia Institute of Technology, approximately 70% of online shoppers abandon a Web site because they have problems locating specific products or services. Search engines currently available are generally inefficient. According to data gathered by NEC, the most comprehensive search engine indexes less than 16% of the Web, a decrease from previous periods. NEC also estimates that the top 11 search engines combined currently index only 42% of the Web.

 Counterfeiting and Piracy in the Digital Age

  The access to advanced technology that allows users to easily create high-quality digital content has lowered the barriers to entry for professional counterfeiters, counterfeiters engaged in crimes of opportunity and unknowing copyright infringers. This has exacerbated the difficulties of tracking and managing proprietary content such as movies and photographic or artistic images. The International Intellectual Property Alliance estimates that U.S. copyright industries lost at least $12.4 billion worldwide due to copyright piracy in 1998. Traditional commercial merchandise or services, financial instruments and government-issued documents are also affected. The European Commission estimates that more than 5% of world trade is lost to counterfeiting. The expediency and reach of the Internet fuels the rate at which this harm is being done.

  The first visual content providers to utilize our digital watermarking for protection of their copyrights were photographers. Shortly thereafter, the movie industry formed an anti-piracy initiative focused on digital watermarking technologies. The lack of an effective DVD security method led major motion picture studios, including Universal Studios, Warner Brothers, The Walt Disney Company, Paramount Pictures, Columbia TriStar, 20th Century Fox, Metro-Goldwyn-Mayer and United Artists, as well as the Motion Picture Association of America, to engage in their own multi-year digital watermarking specifications program that is still underway. To our knowledge no contracts have yet been awarded under this program. Although current Internet speeds are not fast enough to support the practical transmission of video, future broadband technology improvements may allow for this transmission. Currently, the Motion Picture Association of America estimates that American motion picture companies lose approximately $2.5 billion per year to video piracy, and the potential loss after Internet distribution of movies becomes widely available could be much greater.

  Financial instruments and government-issued documents are frequent targets of illegal counterfeiting enabled by digital technology. In recent Congressional testimony, the U.S. Treasury Department attributed the alarming increases in counterfeiting activity primarily to high-quality graphic devices such as color scanners and printers. The U.S. Treasury Department reported that the advanced technology of today's PCs and peripheral devices was responsible for 43% of all counterfeit banknotes passed and seized in 1998, up from 0.5% in 1995. The U.S. Treasury Department also reported that the amount of U.S. counterfeit banknotes produced increased over 30% during the twelve months ended September 1998.

  Currency counterfeiting has wide-ranging implications that may involve, among other issues, undermining the confidence in a currency's stability, causing losses far greater than the aggregate face amount of the currency counterfeited. We believe that digital imaging has contributed to a portion of the $615 million lost by U.S. banks each year due to fraudulent and counterfeit checks but are unable to quantify the portion of the loss attributable to digital imaging. We believe that the rise of digital counterfeiting and forgery of passports, driver's licenses and other photo identification is also responsible for substantial losses related to increases in identity theft and falsification of other valuable documents. Easy access to duplication technology has also put other high-value documents such as stocks, bonds, government obligations, traveler's checks, commercial checks, credit and debit cards and food stamps at risk for counterfeiting and substantial losses.

  Many other forms of printed materials are also at risk. Counterfeiters have targeted traditional commercial merchandise and services by using high-quality scanners and laser printers to reproduce packaging, stamps, gift certificates and event tickets. These copies can be distributed over the Internet or on hard copy, CDs or disks. Event tickets in particular can be successfully duplicated and sold. Concerned over counterfeit tickets, organizers of the World Cup and Super Bowl recently adopted currency and check security techniques that required costly design and printing alterations. Product counterfeiting of branded clothing, perfumes, luxury items and other items is widespread, causing label and tag manufacturers to explore and implement similar security printing methods. For instance, manufacturers of expensive retail items, such as computer software and branded clothing, have redesigned their packaging and identification tags to incorporate security techniques such as holograms and microtext to deter counterfeiting and enhance authentication of genuine articles. So far, none of these vendors have used our solutions.

  Existing solutions to combat counterfeiting and piracy have had limited success against advanced digital technology. Traditional analog security solutions for printed documents, such as special printing techniques, embedded holograms and microthreads, and the use of optically-variable inks, generally do not provide sufficient protection from digital counterfeiting. Network security measures, such as encryption, digital signatures, conditional access and digital containers, control access to digital content during electronic transmission but are ineffective for situations in which encryption or format conversion are involved. These measures also fail to communicate information regarding content copyright and are unable to operate outside of the digital environment. Digital certificates, which are specially prepared software files that act as verifiable electronic credentials, provide authentication and privacy capabilities for consumers and businesses conducting commerce over the Internet, but also do not convert to a non-digital format and do not identify copyright ownership. Without effective solutions that combat counterfeiting and piracy by communicating copyright ownership within the digital landscape, there can be no foundation for the management and efficient licensing of proprietary content across the Internet.

Solutions

  We are developing a fundamentally new way to access and use the Internet by embedding imperceptible digital code in traditional and digital media, including printed materials such as magazine advertisements, articles, covers and subscription cards; direct mailers; packaging; debit and credit cards; greeting cards; coupons; catalogues; tickets; business cards; and digital content such as video, images and other creative properties in digital form. This embedded code creates a bridge between those materials and the Internet that permits users to link directly to relevant Web destinations without any typing or mouse clicks. Thus, our patented technologies will give digital capabilities to physical media and allow new forms of interaction with the digital world, enhancing publishing, advertising and e-commerce.

  We first used our patented digital watermarking technologies in a variety of applications that protect copyrights, promote image commerce and deter counterfeiting, piracy and other unauthorized uses of all forms of traditional and digital visual content. We believe that ours have become the most widely employed digital watermarking technologies in the image commerce and secure documents markets. We believe our applications offer strong advantages over other approaches because our digital watermarks are imperceptible, format independent and survive format changes such as scanning, printing and some types of copying, allowing them to operate in both analog and digital environments.

 Paper-as-Portal: Bridging the Physical and Digital Worlds and Enhancing the Use of the Internet

  Our technologies allow owners of visual content, such as printed materials and movies, to embed imperceptible digital code into the content itself. We have designed our reader technology to detect and read this code by cameras, scanners and other image capture devices connected to personal computers and other digital devices. When the code is read, our software is designed to initiate the display of Web destinations or launch Web-based applications specified by the creators of the visual content. We believe these Paper-as-Portal applications will benefit users by providing "no click" direct access to Internet-based information and e-commerce opportunities. For example, a magazine advertisement that has been embedded with our digital code will enable a user to hold the magazine page up to a digital camera enabled with our proprietary reader technology and be taken directly to the Web destination specified by the advertiser.

  As online business models evolve and the amount of business transacted on the Internet increases, enterprises are seeking new Internet solutions that will enable them to develop, maintain and leverage relationships with consumers, users and affiliates. We believe our Paper-as-Portal applications will bridge the two separate commerce systems in place right now: traditional commerce and e-commerce. We believe Digimarc-enabled images will facilitate cost-effective integrated marketing by linking traditional marketing materials to the Internet, allowing print materials to become direct portals to the Internet and other digital processing environments. Through our technologies, advertisers will be able to address both online and offline audiences through one marketing effort, and easily link readers of traditional print material to an advertiser's Internet or e-commerce presence.

  We believe our ability to embed imperceptible digital code in traditional and digital visual content will benefit consumers, businesses and institutions in the following areas:

  . Benefits to Businesses. We believe our solutions will enable marketers to improve the return on their investment in conventional and Internet advertising. Because our embedded codes will direct users to a specified Web destination, we believe advertisers can expect a higher percentage of their intended audience to respond to an advertisement, and ultimately, to become purchasers. In addition, our solutions are intended to improve customer satisfaction and retention as customers will be less frustrated with searches and complicated Web sites. We intend to provide advertisers the flexibility to alter the Web destination linked by the embedded code in a particular advertisement, allowing them to remotely redirect a marketing campaign without having to update their print advertisements. We believe businesses can lessen the need for, and therefore lower the internal costs of, call and e-mail centers by establishing self-service Web pages on proper use and maintenance that are linked to embedded content. Moreover, imperceptible digital code can be embedded without any visible design changes or additional material costs.

  . Benefits to Consumers. We believe consumers will benefit from our solutions through improved convenience and assured success in reaching the relevant Web destination. We intend to offer a direct path from a consumer's interest in an advertisement, editorial, package or label to an online research and buying opportunity, thus avoiding misdirected or overly broad searches on traditional search engines or portals.

 Protecting Visual Content and Valuable Documents

  We also provide solutions to deter the counterfeiting, piracy and unauthorized alteration of media content. Major industries have endorsed digital watermarking generally as an important technology in controlling visual content and valuable documents, including commercial photography, movies, video, music, traditional merchandise and services, financial instruments and other high-value documents. Our digital watermarking solutions are compatible with a variety of Internet, computing and communications solutions because virtually any piece of visual content can contain our imperceptible digital watermarking code. We are able to digitally mark a diverse set of sensitive, high-value materials, including identity documents such as passports and drivers' licenses, commercial and traveler's checks, credit and debit cards, video or print images, currencies, stock certificates, stamps, personal checks, event tickets and clothing brand labels. Our solutions also provide the means to link an embedded code to human- and machine-readable information about a document to establish its authenticity, control its use and link it to the rightful owner. Our digital watermarking technologies can be applied to various types of applications for protecting content, including:

  . Counterfeiting Deterrence. One customer (the consortium of banks) has accounted for nearly all of our revenue to date in the area of counterfeiting deterrence. We intend to pursue further development of our relationship with this customer and develop other sources of revenue by proposing additional products and services over time. We also intend to use our digital watermarking technologies to provide other issuers of high-value documents with the ability both to deter illegal or prohibited reproduction, subject to approval by the consortium, and to verify authenticity of photo identification documents. We are forming partnerships with computer, software and peripheral vendors with the aim of having these entities embed or bundle our reader technology into their products. Once incorporated into their products, our reader technology will detect each of our digital watermarks embedded in images or documents the user attempts to process. Detection of the watermark can deter attempts to counterfeit high-value documents by preventing the computer processing of those documents.

  . Piracy Prevention. Our digital watermarking technologies provide the ability to prevent unauthorized reproduction of copyrighted or otherwise proprietary content. Our digital watermarks can be embedded in almost any form of visual content and can survive file and format changes to provide persistent identification of the content. By enabling applications with our embedding and reader technologies, the imperceptible identity created by a digital watermark facilitates the communication of copyright and ownership information. Ultimately, these anti-piracy applications help owners of visual content to retain attribution and compensation for their proprietary content.

  . Document Integrity. We are developing applications using our digital watermarking technologies to deter unauthorized alteration of confidential or proprietary content and to ensure document integrity. Our self-authenticating technology will allow an access control device enabled with our reader technology to check for digital watermarking consistency in documents like passports to determine if a document has been altered. For instance, this capability could allow a plane ticket or travel document to be checked for authenticity. By checking to see if the code in the digital watermark matches information such as a ticket number, an access control device can determine if a document is authentic.

  . Image Commerce. Any form of visual intellectual property that can be put into a digital format can be marked with our digital watermarking technologies. Our digital watermarks represent a new feature in visual content because they can enhance any type of content, both as a form of protection that allows an owner of intellectual property to discourage its unauthorized distribution and as a method for owners to locate their property on the Internet. In this manner, we provide a fundamental component of image commerce systems and facilitate e-commerce.

Strategy

  Our strategy focuses on establishing our technologies as the industry standard for all forms of visual content, contributing to systems designed to control its consumption and use, and enabling numerous new communications functions to enhance its value for producers and consumers. The key elements of our strategy are as follows:

 Become the De Facto Standard for Digital Watermarking

  We believe that our proprietary technologies will emerge as standard digital watermarking technologies for anti-counterfeiting and for linking digital visual content with the physical world because of the advantages they offer over existing security and communications-enabling technologies. We intend to leverage our expertise, our customer and OEM relationships and our strong intellectual property position derived from our first-to-market position and robust portfolio of

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digital watermarking patents to extend our leadership position into other areas of opportunity for digital watermarking, including movies and video, traditional merchandise and services and high-value documents. We plan to leverage our relationship with a consortium of leading central banks to encourage manufacturers and developers to install our reader software in multiple personal computer system components including in computers, digital cameras, scanners and software. Digimarc has the right to use these readers to protect documents other than banknotes, subject to prior approval by our customer (the consortium of central banks). We also actively participate in a number of initiatives for establishing industry standards, including the Copy Protection Technical Working Group for video copy protection and the Digital Imaging Group for promotion of digital imaging solutions in general. Through our participation in these groups, we hope to promote the role that digital watermarking technologies play in each of these industries. We believe the following characteristics provide a competitive advantage for establishing our technologies as standards:

  . Imperceptibility. The imperceptible nature of our digital watermark distinguishes it from most other security technologies because it does not require a visible or audible change in content, preserving the aesthetic value of the object.

  . Persistence and Format Independence. Our digital watermark survives file and format changes, including printing and scanning, to provide persistent identity. In addition, the embedded image is not restricted to specific channels or media.

 Achieve Market Penetration Through an Integrated Focus on Infrastructure and Applications

  We are attempting to build long-term demand for our technologies by fostering broad proliferation of our reader technology software as a resident application on personal computers and in software applications and image processing peripherals, like digital cameras, printers and scanners. We plan to leverage our relationship with a consortium of leading central banks to encourage manufacturers and developers to install our reader software in multiple personal computer system components, adding to our infrastructure development. Simultaneously, we are aggressively pursuing the development of applications that utilize our digital watermarking technologies. Our success in driving the proliferation of infrastructure enabled by our digital watermarking reader technology will reinforce our technology's applicability to, and is expected to generate demand for, related applications. In a complementary fashion, the successful implementation of applications should drive the availability and demand for our reader technology. We plan to focus efforts in each of these key areas as follows:

  . Drive Proliferation of Our Reader Technology. We are working with major infrastructure companies, including Adobe, Be Incorporated, 3Com, Logitech and Hewlett-Packard, to broaden and extend the penetration of our reader technology into scanners, digital cameras, graphics editing and photo-processing software, printers, Web browsers and other areas of the digital infrastructure. Our reader technology is currently bundled with image-editing applications from leading vendors. To drive adoption, we will continue working with these and other leading infrastructure companies through joint research and development efforts and assistance in product development to influence the establishment of technical standards.

  . Develop New Applications. We intend to continue developing applications for our digital watermarking technologies through strategic relationships and consulting efforts with leading consumer and business brands and governmental agencies. Through our efforts with consumer brand leaders, we hope to incorporate our watermarking technologies into applications that span all forms of content, including still images and video.

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 Establish Paper-as-Portal as a Leading Internet Access and Navigation
Technology

  We believe our MediaBridge solution will serve as a fundamental new interface to digital devices and the Internet, while also enhancing e-commerce. Our Paper-as-Portal technology is intended to bridge the analog and digital formats by embedding imperceptible digital code in printed materials, making those materials Web-enabled. To promote our Paper-as-Portal applications, we intend to establish strategic relationships with leading consumer brands and publishers of printed media as well as infrastructure partners. We believe that our applications offer distinct advantages over existing Internet-based alternatives for facilitating e-commerce, including ease of use, disintermediation of directories and search engines and enhanced market research. We also intend to facilitate e-commerce through our Paper-as-Portal applications by: enabling licensing and distribution of content; promoting e-commerce through digital and printed imagery; protecting the financial instruments used to pay for Internet goods and services; and establishing greater confidence in personal identity systems.

 Continue Intellectual Property Leadership

  We were an early developer of the core technologies that we believe will become the standard in both digital image commerce and other e-commerce enabling applications. Since our patent filings commenced in 1993, we believe that we have established one of the world's most extensive patent portfolios in the field of digital watermarking. We hold 15 U.S. issued patents, and have an additional 59 U.S. patent applications pending of which 2 have received a notice of allowance, indicating that the allowed applications are entitled to issue as patents subject to completion of all formalities, and at least 17 foreign patent applications pending, including Patent Cooperation Treaty applications. We intend to maintain our technology leadership by creating new products and services, concentrating heavily on research and development, and emphasizing intellectual property protection in all of our activities. We believe our dedication to innovation will also enable us to respond to the challenges presented by the ever-increasing access to sophisticated technology in the areas of piracy and counterfeiting, as well as address the opportunities emerging from the growth of e-commerce.

 Promote Our Brand

  To enhance industry and public awareness of our solutions, we are pursuing an aggressive brand development strategy through mass market and targeted advertising, promotions and public relations. Our industry branding strategy promotes the broad utility of our technologies across numerous content types, distribution channels and applications. We believe that building our brand will foster continued adoption of our solutions by leading companies in relevant markets and, as appropriate, educate consumers about the new features in media content that we enable. We also believe that a strong brand will increase licensing opportunities with corporate customers, contributing to revenue growth and diversification.

Products

  We offer patented digital watermarking solutions, including software, tools and services that allow users to embed, and subsequently read, imperceptible digital code in visual content. This embedded data is imperceptible during normal use but detectable by our software or hardware. We believe that this embedded code can be used to identify, authenticate, track, manage and enhance content, as well as facilitate traditional and e-commerce.

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  Our initial products addressed the growing concerns of photographers, illustrators and graphic designers who began to use the Web and CD-ROM as central marketing and distribution tools for their portfolios, but who had become increasingly concerned by the use of digital imaging tools to produce high fidelity copies of their images. Our initial products addressed the copyright concerns of these image owners, and ultimately fostered commercial relations between them, by communicating ownership information and helping an image owner to retain attribution and compensation for a copyrighted work. The Advertising Photographers of America expressed concern to Adobe and other major vendors that tools like Photoshop were providing greater availability of new forms of copyright infringement. In response, vendors began to bundle our digital watermarking applications in Photoshop and other leading imaging applications. In addition, by working with the Picture Agency Council of America, and leading agencies such as MasterFile, we developed products to address the needs of stock photo agencies, which use CD-ROM technology for image distribution and the Web for marketing their image collections, but which often do not directly hold image copyrights.

  We have worked closely with our customers to develop applications for our digital watermarking technologies with other media forms, distribution channels and applications like DVD and the Internet. For instance, our initial customers sought to track uses of copyrighted images. This market demand led us to develop MarcSpider, our service to track images on the Internet. Other industries, including media companies such as Time Inc. and National Geographic Television, began to use digital means to distribute and promote large image collections, and as a result, they also sought to develop a system of image asset management. For instance, Time used our watermarking technologies to mark images that were published in the online version of Teen People. Our image asset management applications allow customers to use our digital watermarks as a de facto digital asset tag, discouraging an image's unauthorized distribution and ultimately generating revenue and extending brand recognition by increasing the likelihood of the licensing of marked images.

  The dual goals of copyright protection and revenue and brand enhancement inspired two system improvements: the addition of transactional watermarking and the construction of an image commerce platform. Working with large stock photo collections, notably Corbis and Getty Images, we developed and licensed systems to dynamically embed digital watermarks in images as they are downloaded to customers. Corbis marked more than a million images, many of which became available through AltaVista's search engine. Getty added our digital watermarks to the Tony Stone Web site, the online source for their premium images. National Geographic Television began using our digital watermarks for advertising images used with partners. In addition, we are continuing to develop the image commerce system in cooperation with our customers and business partners, reaching further into the image publishing work flow. By using our digital watermarks to link an image to a server, distributors can offer licensing and image search functions within products like Photoshop. Virtual content bundling being contemplated will further extend the reach for distributors while adding substantial value to an image user.

  Our products continue to adapt to the technological needs of our customers. Applications like MediaBridge are intended to allow our customers to link virtually any physical content with the online world of computing, multimedia and the Internet. We believe that this new method for Web-enabling printed materials will have many potential product applications in direct marketing, merchandising and promotion, packaging, service and support, community building, brand enhancement, news, entertainment and education.

  Together with the evolution of our product offerings, we believe that our fundamental embedding and reader technologies will continue to find increased applicability. For example, counterfeiting

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constitutes a growing threat to the security of the world's currencies. The proliferation of high-resolution color copiers, scanners and printers, and increasingly powerful computers and image-processing software has made it possible for relatively unsophisticated users to produce counterfeit banknotes that pass as authentic in many environments. These developments have made casual counterfeiting a more attractive crime of opportunity, leading to a substantially increased burden on law agencies. In response to these threats, a number of leading central banks have decided to add new anti-counterfeiting features to their currencies using our digital watermarking technologies.

  Our current and planned products are grouped along three lines of business: secure documents, copyright protection and image commerce, and Paper-as-Portal. Each product line consists of embedders to place our digital watermarks into content, and reader technology to detect, read and respond to the embedded code.

 Secure Documents

  Our planned document security products will use digital watermarking to authenticate original documents, detect fraudulent documents and deter unauthorized duplication or alteration of high-value documents such as passports, tax stamps, tickets and financial instruments like securities, traveler's checks and currencies. We have relationships with a number of financial institutions that are involved in the creation or protection of high-value documents. These relationships include a development and license agreement with a consortium of leading central banks related to anti-counterfeiting of currencies that has accounted for more than half of our revenue in 1998 and is expected to account for substantially all of our revenue until we develop new sources of revenue from new products like MediaBridge. We also intend to pursue further development of our relationship with the consortium of central banks to develop other sources of revenue by proposing additional products and services to this customer over time and by offering the benefits of the anti-counterfeiting system to, and developing new product applications for, the issuers of other high value documents.

 Copyright Protection and Image Commerce

  Our copyright protection and image commerce products provide a range of solutions, including copyright communication, asset management and business-to-business image commerce solutions. Our solutions are enabled by digital watermarking tools provided to content owners, and software modules provided to manufacturers and software vendors for reading the embedded code and facilitating the appropriate responses to them. Our products and services include those listed below.

  . Still Images. Copyright protection solution customers can benefit from our solutions by using a number of applications. Image creators can use Digimarc plug-ins that are bundled with a number of leading image editing applications from companies such as Adobe Systems, Corel, Micrografx and JASC Software. The Digimarc batch embedder is a stand-alone tool that processes the embedding of digital watermarks in large collections of digital images. The Digimarc digital watermarking software development kit (SDK) provides a programmatic interface to digital watermark embedding, detection and reading, designed for integration into client and server products. Our SDK application includes real-time server-based watermarking, where digital watermarks carrying transactional data are added to images as they are delivered to customers. Our MarcCentre service is a central repository of registered ownership information that is accessible by a Web user who views Digimarc-enhanced proprietary content with our patented reader technology. This service allows any user to view the information that

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   the content owner wishes to register in MarcCentre. Our MarcSpider service searches the public Web for images containing our digital watermarks and produces reports on where and when such images are found. This service allows Web content developers, photographers, stock photography agencies and publishers of entertainment, sports and news images to track their works on the Web.

  . Video. Using a unique approach to digital watermarking, Digimarc, Macrovision and Philips engineers have developed prototypes of technology that can protect program material on videocassettes, DVDs, cable or satellite transmissions from unauthorized copying to recordable DVDs, DVHS and multimedia personal computers. The resulting system would complement Macrovision's widely-adopted existing video copy protection technology. Detectors can be cost effectively deployed in hardware or software to meet real-time play and record control requirements in a wide range of DVD platforms.

 Paper-as-Portal

  We anticipate that our Paper-as-Portal products will provide the ability for printed documents to be identified by personal computers and similar devices through digital images in the documents enhanced with our watermarks that are generally imperceptible to users which will link the computer to a targeted Web destination. We believe that these enhanced images and associated reader technology will enable a variety of potential applications, the first of which is MediaBridge.

  . MediaBridge is an application we are developing based on our patented core technology. MediaBridge will create new communications capabilities for visual content that promote and enhance e-commerce. MediaBridge will be a fundamentally new way to access and use the Internet by embedding imperceptible digital code in printed materials, including, among other things, magazine advertisements, articles, covers and subscription cards, direct mailers, packaging, debit and credit cards, greeting cards, coupons, catalogues, tickets and business cards that can be read by digital devices enabled by our patented reader technology. We expect to begin marketing MediaBridge in the second half of 2000. The same technology can be used to permit video, images and other creative properties in digital form to interact with the digital world.

Technology and Intellectual Property

  Digimarc's watermarking technologies embed digital code in images and video that is imperceptible during normal use but readable by computers and software. The science of creating these imperceptible codes is known as digital watermarking. We are a leading owner of intellectual property relating to digital watermarks and pioneer in the commercial application of digital watermarking. Our technologies are supported by a broad patent portfolio covering a wide range of methods and applications for digital watermarking.

  Our core technology incorporates a method for embedding code within visual images in digital formats, such as computer files, and physical representations, such as print or film. Our primary system embeds a message in an image by making subtle changes to the brightness of the pixels, creating a message that can be detected and decoded by hardware that has been enabled with our patented reader technology. Our embedding process adjusts to the unique characteristics of the content, placing a stronger watermark signal in areas with rich detail and a weaker watermark signal in areas with little detail. Because the message is carried by the image's pixels, it is file-format

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independent. The message can survive most normal image edits, rotation, scaling, file-format transformations, copying, scanning and printing.

  The structure of the information in our digital watermark is modeled along the lines of a network protocol. The watermark protocol consists of protocol structure information, such as the type of message and protocol version, the actual message data and error correction data. The protocol can be upgraded to readily accommodate new message types in the future, and is designed so that later versions of our reader software will be able to read previously created watermarks. The message in our watermarked content can carry identifying information, attributes and instructions. This message is typically short in length so that it can be replicated throughout the image content many times. The information in the message can uniquely identify the content, link to Web destinations or databases, communicate information about the content, enable tracking of the content or convey instructions for software or devices.

  Our technologies allow messages in our watermarked images to survive through a variety of changes to the underlying image, including scaling and rotation of the image. The ability to be rotation independent is particularly important for images that are acquired through digital scanners or cameras because the input image is rarely at the exact same orientation as the original image. We achieve rotation independence through a patented process that incorporates orientation information into our digital watermarks, which allows our watermarks to be read regardless of their orientation relative to the scanner or camera. Using this orientation information, our patented reader technology can recover an image's embedded message after scale changes of as much as .6x to 2x the original image size. We believe these features will be important for communicating the embedded messages through changes from digital to physical form and back again. We believe these features will be especially critical for applications that include printing and scanning, or recording a digital video to VHS and back to DVD.

  To protect our significant efforts in creating these technologies, we have implemented an extensive intellectual property protection program that relies upon a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions. We have adopted an aggressive patent strategy. We believe that we have established one of the world's most extensive patent portfolios in the field of digital watermarking, holding 15 U.S. issued patents, with at least 59 U.S. patent applications currently on file, of which 2 have received a notice of allowance, and at least 17 foreign patent applications pending, including Patent Cooperation Treaty applications. We also believe, based on published patents, that we hold some of the earliest invention dates on issued patents in the field of digital watermarking and that some of these early patents may be of significant value to our competitive position. We also own registered trademarks in both the U.S. and other countries and have applied for other trademarks and have licensed rights to other technologies. We seek to protect new product applications through both existing patents and filings for new patents.

  We are not currently involved in any proceedings and are not currently aware of any claims regarding our intellectual property rights. Although we devote significant resources to developing and protecting our technologies, and periodically evaluate potential competitors of our technologies for infringement of our intellectual property rights, these infringements may nonetheless go undetected or may arise in the future. We expect that infringement claims may increase as companies become more concerned with protecting their content from electronic copying.

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Customers and Strategic Relationships

  Since the introduction of our first product in 1996, we have built a broad technology platform that we believe has a range of applications. Our initial customers were copyright owners concerned with the use of digital imaging tools in producing unauthorized high-quality copies of their images. We have helped corporate users to generate revenue and extend their brands through image commerce initiatives. We later developed image commerce applications allowing customers to persistently identify their protected properties or locate those properties on the Internet and, ultimately, discourage the unauthorized distribution or use of those properties. Our strategic partners use our image commerce applications to offer licensing and image search functions within image-editing products. While our applications continue to develop to address changing technological trends, our fundamental embedding and reader technologies continue to find increased applicability.

 Customers

  Digimarc has been awarded a multi-year contract to develop a system to deter the use of personal computer systems in the counterfeiting of currency. The contract is funded by a consortium of leading central banks. The identities of the participating banks, design of the system and timetable for deployment are confidential. The central banks have acquired an exclusive license to Digimarc's technologies for deterring the counterfeiting of currency. Digimarc has retained the exclusive right to use the technologies developed for the system in other applications, subject to approval by the banks.

  Digimarc's current customers also include leaders in the sports, entertainment, news and publishing fields, as well as leading image creators, such as National Geographic Television, Corbis, Getty Communications, Time, Inc. and Fox Broadcasting. Our target markets include photographers, Web designers and OEMs, such as Adobe, Corel and Micrografx. Our stock photo agency customers account for 75% of all stock photo collections, which include more than 60 million high-quality photographs.

  The following case studies provide illustrations of how selected customers have used our products and services to address their copyright concerns:

  . NASA's Lunar and Planetary Institute (LPI). LPI was looking for a way to announce its copyrights on the unique images in its 3-D Tour of the Solar System CD-ROM. LPI also wanted to remind viewers that these images could not be copied without permission. After much study, LPI took a dual approach by adding a "do not copy" warning to the packaging and Digimarc-enhancing all of the images. LPI used the Digimarc Plug-ins bundled with Adobe Photoshop to mark the images on the CD-ROM, as well as the images on the LPI Web site. To date, LPI has discovered no misuse of the images, and it has indicated to us that it plans to use Digimarc-enhanced images on future projects to communicate image copyrights.

  . National Geographic Television. National Geographic Television uses
    Digimarc software to add "digital asset tags" to assist with tracking and management of the computer-generated original content it uses in its television programming. National Geographic Television's graphic designers Digimarc-enhance digital art used in their productions prior to sharing the work with outside production facilities or other groups within the National Geographic Society.

 Strategic Relationships

  . Macrovision and Philips. In 1997, we entered a joint marketing and development agreement with Macrovision, our largest shareholder, aimed at addressing the absense of an effective DVD security method. Under this arrangement, we have agreed to develop with Macrovision

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   a system to control the copying and unauthorized playing of video content in all forms of distribution, with an initial focus on DVD video. In 1998, Philips NV joined the partnership. Macrovision and Philips have been developing the video copy prevention and play control solution, with Digimarc contributing intellectual property and technical assistance. In addition, Macrovision has exclusive marketing rights for the video copy prevention and playback control solution for a number of years, subject to payment of minimum royalties. Between December 1997 and June 1999, Macrovision purchased shares of our preferred stock that upon the closing of this offering will be converted into 924,475 shares of our common stock.

  . Hearst. In October 1999, we entered into a binding letter agreement with Hearst Communications, Inc. Under this agreement, Hearst and Digimarc will jointly promote and market MediaBridge by enhancing the editorial content of participating Hearst magazines and by enabling advertisements in Hearst magazines to be compatible with MediaBridge. In connection with these marketing efforts, we have agreed to provide a non-exclusive license to Hearst to enable its editorial content to be compatible with MediaBridge and to sublicense MediaBridge to its advertisers. We will also provide Hearst with all reasonable and necessary development tools and related training to enable it to create and publish Digimarc-enabled content for its magazines. Under the letter agreement, we have granted Hearst a warrant to purchase up to 150,000 shares of our common stock at an exercise price equal to our initial public offering price, 87,500 of which are subject to vesting based upon events as set forth in the letter agreement. In addition to marketing MediaBridge to publishers of its magazines and their advertisers, Hearst has agreed to promote MediaBridge to readers of its publications and to remit to Digimarc a portion of revenues it receives from MediaBridge-enabled advertising.

  . Wired. In October 1999, we entered into a binding letter agreement with Wired magazine. Under this agreement, Digimarc and Wired have each agreed to encourage advertisers to use MediaBridge for their advertisements in issues of Wired magazine beginning in the summer of 2000. In addition, Wired has agreed to jointly promote and market in Wired magazine and to remit to us a portion of the revenue it receives for MediaBridge-enabled advertising. Under this agreement, we have agreed to provide a non-exclusive license to Wired to enable its editorial content to be compatible with MediaBridge, as well as to provide Wired with all reasonable and necessary development tools, training, software and cameras for it to comply with its obligations under the agreement. We have also agreed to refrain from granting a license to distribute a MediaBridge-enabled publication to any other publisher until at least
    30 days after the first issue of Wired is published under this agreement.

  . Logitech. In September 1999, we entered into a non-binding letter of intent to establish a strategic partnership with Logitech, Inc. In this letter of intent, Logitech expressed its intention to enter into an agreement with Digimarc to include MediaBridge with Logitech's tethered PC camera software and to prominently mark each package with the Digimarc logo beginning no later than six months after the first commercial availability of MediaBridge.

  . 3Com. In September 1999, we entered a non-binding letter of intent to establish a strategic partnership with 3Com Corporation. In this letter of intent, 3Com expressed its intention to enter a bundling agreement with Digimarc that will provide for the bundling of MediaBridge with 3Com's tethered PC cameras and to prominently mark each package with the Digimarc logo beginning no later than six months after Digimarc's first commercial shipment of MediaBridge.

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  . Be Incorporated. In August 1999, we entered a non-binding letter of intent to establish a strategic partner relationship with Be Incorporated for use of our MediaBridge software as a standard feature of their operating system. In exchange, Digimarc will grant a royalty free, non-exclusive license to Be Incorporated to offer MediaBridge to licensees of its operating system.

  . Adobe. In 1996, Digimarc granted a ten-year license to Adobe to use
    Digimarc's watermarking technologies in its Photoshop application, a leading professional image editing application. Simultaneously, Adobe granted Digimarc a ten-year license which allows us to use their software code to develop new applications that are compatible with Adobe's technology. In the same year, Adobe incorporated Digimarc's technology into Adobe's ImageReady application, an image processing application designed specifically for the needs of Web publishers. Between July 1996 and June 1999, Adobe Ventures L.P. purchased shares of our preferred stock that upon consummation of this offering will be converted into 846,692 shares of our common stock.

  . Hewlett-Packard. In June 1999, Hewlett-Packard made an investment in
    Digimarc by purchasing $1.5 million of our preferred stock to help us foster new advancements in our digital watermarking technologies and image commerce applications. Upon the closing of this offering, Hewlett-Packard's preferred stock will be converted into 300,000 shares of our common stock.

  . Corbis. In 1998, Digimarc granted a three-year enterprise-wide license to Corbis for the use of Digimarc image commerce solutions across Corbis' image collections. Since that time, Corbis and Digimarc have cooperated in defining market requirements and advancing standards that promote the industry-wide use of Digimarc watermarking. In addition, in 1998, Digimarc purchased certain intellectual property relating to digital watermarking from Corbis.

Competition

  The markets in which we compete are emerging, highly competitive, fragmented and characterized by rapidly changing technology and evolving standards. We face competition in the overall digital watermarking market as well as in each of the market segments where our products and services compete. We believe that the principal competitive factors in the markets for our products are functionality, interoperability with major hardware and software platforms, and the costs, time to implementation and support services associated with the installation of new products and services. We have experienced and expect to continue to experience increased competition from enterprises in high-technology industries that are developing watermarking capabilities of their own, many of whom have significantly greater financial, technical and marketing resources than we have.

  Digimarc's major competition comes from the internal development efforts at high-technology companies. Internal technology departments have staffed projects to build their own watermarking systems utilizing a variety of tools. In some cases, these internal-development projects have been successful in satisfying the needs of an organization. The competitive factors in this area require that we generate a product that conforms to the customer's technology standards, scales to meet the needs of large enterprises, operates globally and costs less than the results of an internal development effort.

  Our video copy prevention and play control solution for DVD faces intense competition. Our consortium, comprised of Digimarc, Macrovision and Philips, directly competes with a larger consortium comprised of IBM, NEC, Sony, Hitachi and Pioneer.

  Most competition in the secure documents market comes from traditional security features, such as holograms, security threads, special inks, and laminates which compete for the portion of the production budget reserved for security features, and machine-readable features, such as Scrambled Indicia, two dimensional barcodes, Glyphs from Xerox and data-carrying magnetic stripes.

  Our Internet-based technology faces competition from companies that provide Internet portals, and search and directory services. For example, we compete with search engines, including Excite@Home, Inktomi and AltaVista, for the traffic generated by Internet users seeking links to third-party content to address their online information needs. We also compete with directory services, such as Yahoo! and LookSmart, because they provide alternative ways for users to obtain the desired information.

  Our current and potential competitors, irrespective of the technology they use or intend to use, may have well-established relationships with current and potential customers of ours, extensive knowledge of the markets targeted by us, better name recognition than us and more extensive financial, development, sales and marketing resources than us. Therefore, our competitors' products may achieve greater market acceptance than those offered by us. The development and marketing of competing software may reduce the marketability of our products and therefore may harm our business, operating results and financial condition.

  Our business is characterized by extensive research efforts and rapid technological progress. To remain competitive, we will be required to expand and enhance the functionality of our watermarking software and reader technologies. New developments are expected to continue, and there can be no assurance that discoveries by others, including current and potential competitors and internal development efforts, will not render our services and products noncompetitive. Because of rapid technological change, we may be required to expend greater amounts in the development of each new product than currently anticipated, which in turn will require greater revenue to recoup such expenditures.

Employees

  As of October 21, 1999, we had 57 full-time employees, including 14 in sales and marketing, 30 in research and development and 13 in finance, administration and corporate communications. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

  Our principal administrative, sales, marketing, support and research and development facility is currently located in Lake Oswego, Oregon. This facility occupies a total of approximately 6,000 square feet under a sub-lease that expires in October 2000. We have signed a five-year lease on approximately 16,500 square feet of space in Tualatin, Oregon, and intend to locate our principal facility there in November 1999. We believe our current facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

  We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. However, we are not currently subject to any material legal proceedings.

                                   MANAGEMENT

Officers and Directors

  The following table sets forth certain information regarding our executive officers, corporate officers and directors as of October 21, 1999:

Name                     Age                       Position
----                     ---                       --------
Executive Officers
Bruce Davis.............  47 President, Chief Executive Officer and Director
Geoffrey Rhoads.........  37 Chief Technology Officer and Director
E. K. Ranjit............  49 Chief Financial Officer and Secretary
J. Scott Carr...........  37 Vice President and General Manager, Secure Documents

Corporate Officers
Burt W. Perry...........  45 Vice President of Engineering
Kathy S. Brogdon........  46 Vice President of Finance and Operations
William Y. Conwell......  40 Vice President of Intellectual Property

Directors
Philip J. Monego, Sr....  52 Chairman of the Board
Brian J. Grossi.........  49 Director
John Taysom.............  45 Director


Executive Officers

  Bruce Davis has served as our president, chief executive officer and director since December 1997. Prior to joining us, Mr. Davis served as president of Titan Broadband Communications, a provider of information technology and satellite communications systems and services, from April 1997 to December 1997. Prior to that, Mr. Davis served as president of Prevue Networks, Inc., a supplier of electronic program guides and program promotion services for the cable and satellite television markets, from July 1996 to February 1997. Prior to that, Mr. Davis founded and served as president of TV Guide On Screen, a joint venture of News Corporation and TCI which supplied electronic program guides and navigational software for the cable television market, from January 1993 to July 1996. Mr. Davis received a B.S. in accounting and psychology and an M.A. in criminal justice from the State University of New York at Albany, and a J.D. from Columbia University.

  Geoffrey Rhoads founded Digimarc in 1995 and now serves as chief technology officer, secretary and director. Previously, Mr. Rhoads served as our interim president from September to November 1995, and as chairman of the board of directors from January 1995 to March 1996. Prior to that, Mr. Rhoads was the founder and president of Pinecone Imaging Corporation, a company which develops imaging systems for telescopes, since 1992. Mr. Rhoads received his B.A. in physics from the University of Oregon.

  E. K. Ranjit has served as our chief financial officer since August 1999. Prior to that, he served as vice president of finance and treasurer of TriQuint Semiconductor, Inc., a supplier of integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets from July 1996 to August 1999, and as its corporate controller from May 1991 to June 1996. Mr. Ranjit received a B.S. from the University of Texas at Dallas and an M.B.A. from Pepperdine University.

  J. Scott Carr has served as our vice president and general manager of secure documents since June 1999. Prior to that, he served as our vice president of marketing and business development from January 1998 to May 1999, and director of business development from May 1996 to December 1997. Prior to joining us, Mr. Carr served as vice president of marketing at nCUBE Corporation, a manufacturer of video servers, from July 1995 to May 1996. Prior to that, Mr. Carr worked as a staff architect at Sequent Computer Systems, Inc., a computer equipment manufacturer, from August 1992 to July 1995. Mr. Carr received his B.S. in computer science from Oregon State University.

Corporate Officers

  Burt W. Perry has served as our vice president of engineering since July 1996 and served as interim co-president from August through December 1997. Prior to that, Mr. Perry worked as an engineering manager at Intel, designing and managing technology and software development, from June 1993 to July 1996. Mr. Perry received a B.S. in computer science from the University of Delaware.

  Kathy S. Brogdon has served as our vice president of finance and operations since October 1996 and served as interim co-president from August through December 1997. Prior to joining us, Ms. Brogdon served as vice president of finance and operations at Active Arts, Inc., a multimedia company, from December 1995 to October 1996. Ms. Brogdon worked as the controller and a partner at Nova Northwest, Inc., a lending, leasing and financial advisory company, from September 1990 to December 1995. Ms. Brogdon received a B.A. in accounting and quantitative methods from the University of Oregon and became a Certified Public Accountant in Oregon in 1978.

  William Y. Conwell has served as our vice president of intellectual property since July 1999. Prior to joining us, Mr. Conwell was a patent attorney at Klarquist Sparkman Campbell Leigh & Whinston, LLP since 1984, and became a partner in January 1990. Mr. Conwell received a bachelor's degree in Electrical Engineering from Georgia Institute of Technology and a J.D. from Emory University School of Law.

Directors

  Philip J. Monego, Sr. has been chairman of our board of directors since 1996. Mr. Monego has served as chief executive officer and chairman of the board of directors of Voquette, Inc., an Internet media portal company, since May 1999. Prior to that, Mr. Monego was co-founder, president and chief executive officer of NetChannel, Inc., an Internet information delivery service, from May 1996 to June 1998. Prior to that, Mr. Monego was interim president and chief executive officer of Yahoo! Corporation from April 1995 to September 1995. He is an early investor in several new media startups and also currently a venture partner in the Media Technology Venture fund. Mr. Monego received a B.A. in management from LaSalle University.

  Brian J. Grossi has served as one of our directors since July 1996. Mr. Grossi co-founded AVI Capital, a venture capital firm specializing in high-technology companies, in 1994. Prior to that, Mr. Grossi was a general partner with Alpha Partners, a venture capital firm, from 1982 to 1992. Prior to that, he worked at the Stanford Research Institute as a research engineer and project leader from 1976 to 1982. Currently, Mr. Grossi serves as a director of Apptitude, Inc., Aptia, Inc., Intraspect Software, Inc., InVisio, Inc., nCommand, Inc., Vivant! Corporation and Pointbase, Inc. Mr. Grossi received a B.S. and an M.S. in mechanical engineering from Stanford University.

  John Taysom has served as one of our directors since December 1997. Mr. Taysom has been employed by Reuters, a worldwide television and news agency, since 1982 and is currently the Managing Director of the Reuters Greenhouse Fund. Mr. Taysom also serves on the board of directors of TIBCO Software Inc. and Fantastic Corporation, a Swiss company. Mr. Taysom received a B.Sc. in economics from Bath University.

  Upon consummation of this offering, our board of directors will be divided into three classes. One class of directors will be elected each year for a three-year term and until their successors are selected and qualified or until their earlier resignation or removal. Mr. Taysom will serve until our 2000 annual meeting of shareholders; Messrs. Monego and Rhoads will serve until our 2001 annual meeting of shareholders; and Messrs. Davis and Grossi will serve until our 2002 annual meeting of shareholders. Executive officers are elected by and serve at the discretion of the board of directors.

Board Committees

  The board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Monego and Grossi, exercises the authority of the board of directors on all compensation matters, including both cash and equity incentive compensation, and administers our employee benefit plans.

  The audit committee, consisting of Messrs. Monego and Grossi, recommends the selection of independent public accountants to the board of directors, reviews the scope and results of the audit and other services provided by our independent accountants and reviews our accounting practices and systems of internal accounting controls.

Director Compensation

  Directors who are also employees of Digimarc receive no additional compensation for their services as directors. Directors who are not employees of Digimarc do not receive a fee for attendance in person at meetings of the board of directors or committees of the board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance of meetings. Non-employee directors have also been granted stock options in the past. After the closing of this offering, we will adopt an option program for our non-employee directors. See "Management-- Employee Benefit Plans--1999 Non-Employee Director Option Program."

Compensation Committee Interlocks and Insider Participation

  No member of our compensation committee was at any time during the fiscal year ended December 31, 1998 an officer or employee of Digimarc. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has any executive officer serving as a member of our board of directors or compensation committee.

Summary Compensation Table

  The following table contains information in summary form concerning the compensation paid to our chief executive officer and each of our most highly compensated executive officers, which we refer to in this prospectus as the named executive officers, whose total salary, bonus and other compensation exceeded $100,000 during the years ended December 31, 1996, 1997 and 1998.

  The salary information shown for Messrs. Davis and Carr reflects compensation paid to each in his principal position commencing on December 1997 and May 1996, respectively.

                                                   Long-Term
                             Annual Compensation  Compensation
                             -------------------- ------------
                                                   Securities
Name and Principal                                 Underlying     All Other
Position                Year Salary ($) Bonus ($) Options (#)  Compensation ($)
------------------      ---- ---------- --------- ------------ ----------------
Bruce Davis(1) ........ 1998  208,124    75,000          --         65,529
 President and Chief
  Executive Officer     1997    2,596        --     400,000             --
                        1996       --        --          --             --

Geoffrey Rhoads(2) .... 1998  123,542    75,000          --             --
 Chief Technology
  Officer               1997   90,101        --          --             --
                        1996   78,700        --          --        302,505

J. Scott Carr ......... 1998  109,167    45,000          --             --
 Vice President and
  General Manager--     1997   90,000        --      50,000             --
 Secure Documents       1996   55,625        --      60,000             --

--------
(1) The $65,529 of other compensation represents reimbursement for relocation expenses.
(2) In July 1996, Geoffrey Rhoads and his spouse granted us, for a one-time cash payment of $217,505.30, an option to purchase a maximum of 701,630 shares of our common stock owned by them at an exercise price of $0.01 per share. The number of shares subject to the option lapsed on a monthly basis, and the option could only be exercised by us upon Mr. Rhoads' voluntary departure or his termination for cause. As of July 30, 1999, our rights under this option lapsed. In July 1996, we repurchased 170,000 shares of our common stock from Mr. Rhoads for an aggregate purchase price of $85,000.

               Aggregate Option Exercises in Last Fiscal Year and
                             Fiscal Year-End Values

  The following table provides summary information, as to the named executive officers, concerning stock options exercised during 1998 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. The value of unexercised options at year-end is based on an assumed fair market value of our common stock at December 31, 1998 of $0.50 per share less the exercise price.

                                                     Number of Securities      Value of Unexercised
                                                     Underlying Options at    In-the-Money Options at
                           Shares                     Fiscal Year-End (#)     Fiscal Year-End ($)(1)
                         Acquired on     Value     ------------------------- -------------------------
Name                     Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     -----------  ------------ ----------- ------------- ----------- -------------
Bruce Davis.............      --           --        100,000      300,000           0            0
Geoffrey Rhoads.........      --           --             --           --          --           --
J. Scott Carr...........      --           --         66,664       43,336      17,500        3,500

--------
(1) Fair market value as of December 31, 1998 was determined by the board of directors, and is based upon its assessment of our overall business, business prospects and financial condition at that time. The board considered, among other things, the illiquid nature of Digimarc's common stock, the price paid for shares of preferred stock in arm's-length transactions and Digimarc's financial performance and operating results at that time.

Employment Arrangements

  In July 1999, we adopted a policy regarding the vesting of stock options for all our officers, including prior grants. All shares subject to their options that have not vested will immediately vest if the following two conditions are met:

  . we merge with another company and there is a change of control of our company or we sell substantially all of our assets to another company; and

  . any officer's employment is terminated, or constructively terminated, within twelve months thereafter.

Employee Benefit Plans

 1995 Stock Incentive Plan

  The 1995 plan was approved by our board of directors in October 1995 and by our shareholders in March 1996. Initially, a total of 500,000 shares of common stock were reserved for issuance under the 1995 plan. This reserve was amended several times to reserve a total of 2,800,000 shares of common stock for issuance under the plan. As of October 21, 1999, options to purchase
426,932 shares of common stock granted had been exercised, options to purchase 2,262,461 shares of common stock were outstanding, and options to purchase 110,607 shares of common stock remained available for grant. The outstanding options were exercisable at a weighted average exercise price of $1.20 per share. Outstanding options to purchase an aggregate of 627,461 shares were held by employees and consultants who are not officers or directors of our company.

  After the closing of this offering, all options granted under the 1995 plan that expire without having been exercised or are cancelled will become available for grant under the 1999 plan. The 1995 plan will terminate in 2005, unless terminated earlier by our board of directors. Awards under the 1995 plan may consist of restricted stock, incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, or non-qualified stock options, which are stock options that do not qualify under that provision.

  The board may grant incentive stock options to employees, including officers and directors who are employees. Non-qualified stock options and restricted stock may be granted to employees, including officers and directors who are employees, or consultants. The compensation committee may set the terms of such grants, subject to the restrictions in the 1995 plan.

  During an optionee's lifetime, only the optionee can exercise an option. The optionee cannot transfer their options other than by will or the laws of descent and distribution. If an optionee's status as an employee or consultant terminates for any reason other than death or disability, the optionee may exercise their exercisable options within the three-month period following the termination. In the event the optionee becomes disabled or dies while the optionee is an employee or consultant of our company, the options vested as of the date of disability or death may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's disability or death. In November 1997, we amended the plan to adjust certain exercise periods, which affects all grants made after that time. Under this amendment, the time to exercise after termination was reduced from three months to one month and the time to exercise after death or disability was reduced from 12 months to four months.

  In the event of a proposed sale of all or substantially all of our assets or a merger by us with or into another company, every option outstanding under the 1995 plan may be assumed or substituted with an equivalent option by the successor company, or its parent or subsidiary. However, our board of directors may determine, in lieu of assumption or substitution, that an optionee is entitled to exercise their options, including options which would not otherwise be exercisable within thirty days of this determination by the board. Our officers' stock option grant agreements provide for accelerated vesting of their options in the event of a change of control. If we liquidate or dissolve, the options will terminate immediately prior to the completion of the dissolution or liquidation. However, our board may in its sole discretion declare that any option terminates on a date fixed by the board and give the optionees the right to exercise their options, including options which would not otherwise be exercisable.

  The 1995 plan will terminate automatically in 2005 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 1995 plan, subject to stockholder approval of certain amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under the 1995 plan, without the optionee's consent. We do not anticipate granting options under this plan after closing of this offering.

 1999 Stock Incentive Plan

  Our 1999 Stock Incentive Plan was approved by our board of directors on October 6, 1999. We will be submitting it for approval by our stockholders prior to the closing of this offering. After the completion of this offering, we anticipate all further option grants will be made solely under the 1999 Stock Incentive Plan. Initially, we reserved 1,500,000 shares of our common stock for issuance under the 1999 Stock Incentive Plan. The number of shares initially reserved will be increased by the number of shares reserved under our 1995 Stock Incentive Plan and available for grant as of the date of the closing of this offering, and represented by awards under the 1995 Stock Incentive Plan that are forfeited, expire or are cancelled following the adoption of the 1999 Stock Incentive Plan. Commencing on the first day of our fiscal year beginning in 2001, the number of shares of stock reserved for issuance under the 1999 Stock Incentive Plan will be increased annually by a number equal to the lesser of 3% of the fully-diluted number of shares outstanding as of that date or a lesser number of shares determined by the board. However, the maximum number of shares available for issuance as incentive stock options shall be increased by the lesser of 625,000 shares, 3% of the number of fully-diluted shares outstanding as of that date or a lesser number of shares determined by the board.

  No options to purchase shares of our common stock under the 1999 Stock Incentive Plan have been exercised, no options to purchase shares of common stock are outstanding, and options to purchase 1,500,000 shares of common stock remained available for grant prior to this offering.

  The purpose of the 1999 Stock Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to our employees, directors and consultants and our related entities and to promote the success of our business. The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options, and the granting to our employees, directors and consultants and our related entities of non-statutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights.

  Under the 1999 Stock Incentive Plan, our board of directors, or a committee designated by the board made up of two or more non-employee directors, administers the granting of stock and options to directors and officers in a way that allows these grants of stock to be exempt from Section 16(b) of the Securities Exchange Act and determines the provisions, terms and conditions of each award. When stock or options are granted to other participants in the 1999 Stock Incentive Plan, our board, or a committee designated by our board administers these awards and determines the provisions, terms and conditions of each award.

  During their lifetime, those who hold the incentive stock options granted under this plan cannot transfer these options. The options may be distributed by a will or the laws of descent upon the death of the option holder. No one is allowed to exercise the incentive stock options except the person to whom the options were first issued while that person is alive. Stock or options other than incentive stock options which are issued under the 1999 Stock Incentive Plan can be transferred to the extent agreed upon at the time of the award.

  The term of 1999 Stock Incentive Plan awards will be determined by the board. The exercise price or purchase price, if any, of 1999 Stock Incentive Plan awards that are not incentive stock options will be determined by the board, but will not be less than 50% of the fair market value of the stock. The form of payment for the shares of common stock when options are exercised or stock is purchased under a 1999 Stock Incentive Plan award will be determined by the board and may include cash, check, shares of common stock or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the award.

  Where the award agreement permits the exercise or purchase of an award for a period of time following the recipient's termination of service with us, disability or death, that award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.

  If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all unexercised options will terminate unless assumed by the successor corporation. Unless terminated sooner, the 1999 Stock Incentive Plan will terminate automatically in 2009. The board has the authority to amend, suspend or terminate the 1999 Stock Incentive Plan, subject to stockholder approval of certain amendments. However, no action may be taken which will affect awards previously granted under the 1999 Stock Incentive Plan unless agreed to by the affected grantees.

 1999 Non-Employee Director Option Program

  Our 1999 Non-Employee Director Option Program was adopted as part of to the 1999 Stock Incentive Plan and is subject to the terms and conditions of the 1999 Stock Incentive Plan. Our 1999 Non-Employee Director Stock Option Program was approved by our board of directors on October 6, 1999. The 1999 Non-Employee Director Stock Option Program is effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

  The purpose of the 1999 Non-Employee Director Stock Option Program is to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

  The 1999 Non-Employee Director Stock Option Program establishes an automatic option grant program for the grant of awards to non-employee directors. Under this program, each then-existing non-employee director upon the effective date of this prospectus and each non-employee director first elected to our board of directors following the closing of this offering will automatically be granted an option to acquire 10,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. These options will vest and become exercisable in four equal installments on each anniversary of the grant date. Upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our board of directors for at least six months prior to the date of the stockholders' meeting will receive an automatic grant of options to acquire 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest and become fully exercisable on the first anniversary of the grant date.

  The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option. The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option or any combination.

  The 1999 Non-Employee Director Stock Option Program is administered by the board or a committee designated by the board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act. The program administrator shall determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional incentives, subject to the discretion of the board or the committee.

  Unless terminated sooner, the 1999 Non-Employee Director Stock Option Program will terminate automatically in 2009 when the 1999 Stock Incentive Plan terminates. Our board of directors has the authority to amend, suspend or terminate the 1999 Non-Employee Director Stock Option Program provided that no such action may affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors.

 1999 Employee Stock Purchase Plan

  Our 1999 Employee Stock Purchase Plan was approved on October 6, 1999. We will be submitting it for approval by our stockholders prior to the closing of this offering. The 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. The 1999 Employee Stock Purchase Plan will be administered by our board of directors or a committee designated by our board, which will have the authority to terminate or amend the 1999 Employee Stock Purchase Plan, subject to specified restrictions, and otherwise to administer the 1999 Employee Stock Purchase Plan and to resolve all questions relating to its administration.

  Initially, we reserved 625,000 shares of our common stock for issuance and made them available for purchase under the 1999 Employee Stock Purchase Plan, subject to adjustment in the event of a stock split, stock dividend or other similar change in our common stock or our capital structure. Commencing on the first day of our fiscal year beginning in 2001, the number of shares of stock reserved for issuance under this plan will be increased annually by a number equal to the lesser of 1% of the fully-diluted number of shares outstanding as of that date, 250,000 shares or a lesser number of shares determined by the board.

  All employees of our company and of our subsidiaries whose customary employment is for more than five months in any calendar year and 20 hours or more per week are eligible to participate in our 1999 Employee Stock Purchase Plan. Employees hired after the closing of this offering are eligible to participate in our 1999 Employee Stock Purchase Plan, subject to a ten-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in the 1999 Employee Stock Purchase Plan are not eligible to participate in our 1999 Employee Stock Purchase Plan.

  The 1999 Employee Stock Purchase Plan designates the periods when the stock is offered, when it can be purchased, and the exercise dates for options. Offer periods are generally overlapping periods of 24 months. The initial offer period begins on the effective date of this prospectus, and ends on January 31, 2002. Additional offer periods will commence each December 1 and June 1. Purchase periods are generally six-month periods, with the initial purchase period commencing on the effective date of this prospectus and ending on May 31, 2000. After the effective date of this prospectus, purchase periods will commence each December 1 and June 1. Exercise dates are the last day of each purchase period. If we merge with or into another corporation, sell all or substantially all of our assets or enter into other transactions in which our shareholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the board may elect to shorten the offer period then in progress.

  On the first day of each offer period, a participating employee is granted a purchase right. A purchase right is a form of option to be exercised automatically on the forthcoming exercise dates within the offer period. During the offer period, authorized deductions from the pay of participants are credited to their accounts under the 1999 Employee Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under the 1999 Employee Stock Purchase Plan during any purchase period is the lesser of 85% of the fair market value of the common stock on the date of the grant of the option, which is the beginning of the offer period, or 85% of the fair market value of the common stock on the exercise date. The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If it is, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date with an exercise price equal to the fair market value of the stock on the first day of the new offer period.

  Payroll deductions may range from 1% to 15% in whole percentage increments of a participant's regular base pay, including cash payments for commissions, overtime, bonuses, annual awards and other cash incentive payments. Participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under the 1999 Employee Stock Purchase Plan during a purchase period is 750 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

 401(k) Plan

  In 1997, we implemented a 401(k) Plan covering certain of our employees who are at least 21 years old and have been employed at least four months. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their compensation or the prescribed annual limit ($10,000 in 1999) and contribute these amounts to the 401(k) Plan. We may make contributions to the 401(k) Plan on behalf of eligible employees. Employees become 25% vested in these contributions after one year of service, and increase their vested percentages by an additional 25% for each year of additional service. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options. We made no contributions to the 401(k) Plan in 1995, 1996, 1997 or 1998. We do not presently expect to make any contributions to the 401(k) Plan during fiscal 1999.

Limitation of Liability and Indemnification Matters

  We intend to reincorporate in the State of Delaware immediately prior to this offering. Our certificate of incorporation and bylaws will provide that we will indemnify all directors and officers of Digimarc to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also will authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Digimarc, arising out of such person's services as a director or officer of Digimarc or any other company or enterprise to which such person provides services at the request of Digimarc to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

  Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law for liability arising under Section 174 of the General Corporation Law of the State of Delaware, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Digimarc in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by Digimarc of expenses incurred or paid by a director, officer or controlling person of Digimarc in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court's determination.

  We intend to purchase and maintain insurance on behalf of the officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of such status.

                           RELATED PARTY TRANSACTIONS

Reincorporation

  Prior to the closing of this offering, we will reincorporate in Delaware and our existing stockholders will receive shares of common stock and preferred stock of the Delaware corporation in exchange for their shares of common stock and preferred stock of the Oregon corporation. In connection with the closing of this offering, each share of Series A and Series B preferred stock will automatically convert into two shares of common stock of the Delaware corporation and each share of Series C, Series D and Series D-X preferred stock will automatically convert into one share of common stock of the Delaware corporation.

Private Placement Transactions

  Since our inception, we have issued in private placement transactions shares of preferred stock as follows:

  . an aggregate of 151,411 shares of Series A-1 preferred stock at $2.50 per share in June 1996 to eight investors;

  . an aggregate of 11,089 shares of Series A-1 preferred stock at $4.50 per share in June 1996 to two investors;

  . an aggregate of 902,000 shares of Series B-1 preferred stock at $5.00 per share in July 1996 to seven investors, including Adobe Ventures L.P., AVI Capital L.P. and affiliates whose general partner, Brian Grossi, is a member of our board of directors, Justsystem, Inc. and Softbank Ventures, Inc.;

  . an aggregate of 2,029,786 shares of Series C-1 preferred stock at $2.86 per share in December 1997 to 16 investors, including Philip Monego, Sr., chairman of our board of directors, Adobe Ventures L.P., AVI Capital L.P. and affiliates, Macrovision Corporation, Reuters, Ltd., a general manager of which is John Taysom, a member of our board of directors, and Justsystem, Inc.;

  . an aggregate of 1,266,000 shares of Series D preferred stock at $5.00 per share in June 1999 to 14 investors, including Philip Monego, Sr., Adobe Ventures L.P., AVI Capital L.P. and affiliates, Macrovision Corporation and Reuters Holdings Switzerland, S.A.; and

  . an aggregate of 160,000 shares of Series D-X preferred stock at $5.00 per share in August 1999 to three investors, including Philip Monego, Sr.

  The following table sets forth the number of shares of Series A-1, Series B-1, Series C-1, Series D and Series D-X preferred stock purchased by our directors, five percent stockholders and their respective affiliates.

                         Series A-1* Series B-1* Series C-1 Series D  Series D-X
Holders                   Preferred   Preferred  Preferred  Preferred Preferred
-------                  ----------- ----------- ---------- --------- ----------
Macrovision
 Corporation............      --           --     524,475    400,000       --
Reuters Group...........      --           --     699,300    200,000       --
AVI Capital L.P. and
 affiliates.............      --       252,000    233,549    150,000       --
Adobe Ventures L.P......      --       250,000    231,692    115,000       --
Philip Monego, Sr.......   16,000          --      34,965     50,000    40,000
Justsystem, Inc.........      --       200,000     87,412        --        --
Softbank Ventures,
 Inc....................      --       200,000        --         --        --

--------
* Each share of Series A-1 and Series B-1 Preferred converts into two shares of common stock.

 Investors' Rights Agreement

  Certain holders of common stock and preferred stock have registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock. See "Description of Capital Stock-- Registration Rights of Certain Holders."

Transactions with Directors and Executive Officers

  In July 1996, we repurchased 170,000 shares of our common stock from Mr. Rhoads for an aggregate purchase price of $85,000, which was the same price as the exercise price of stock options granted to other purchasers at approximately the same time.

  See "Management--Executive Compensation" for a description of stock transactions entered into with our directors and executive officers.

Transactions with Affiliates

  In September 1996, we entered into a software development and distribution agreement with Adobe Systems Incorporated. Under that agreement, we granted a non-exclusive license to Adobe for the use of our licensed software to be bundled with Adobe products in exchange for a one-time engineering fee of $100,000 for the development and license of the software.

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal shareholders and their affiliates will be approved by the board of directors, including a majority of the disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of October 21, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  . each person or entity known by us to own beneficially more than five percent of our common stock;

  . our chief executive officer, each of the other named executive officers and each of our directors; and

  . all of our executive officers and directors as a group.

  The beneficial ownership is calculated based on 8,013,255 shares of our common stock outstanding as of October 21, 1999 and 11,013,255 shares immediately following the closing of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within sixty days of October 21, 1999 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by any other individual.

  The address of each of the executive officers and directors is c/o Digimarc Corporation, One Centerpointe Drive, Suite 500, Lake Oswego, Oregon 97035-8615.

                                                   Percentage of Shares
                                                    Beneficially Owned
                                  Number of      -------------------------
                             Shares Beneficially   Prior to      After
Name and Address                    Owned        the Offering the Offering
----------------             ------------------- ------------ ------------
5% Stockholders
Macrovision Corporation ...        924,475          11.5%         8.4%
 1341 Orleans Drive
 Sunnyvale, California
  94089
Reuters Group PLC(1).......        899,300          11.2%         8.2%
 c/o Reuters Ltd.
 85 Fleet Street
 London, EC4P 4AJ
 England
AVI Capital Management L.P.
 and affiliates(2).........        887,549          11.1%         8.1%
 One First Street
 Los Altos, California
  94022
H&Q Venture Associates,
 LLC(3) ...................        846,692          10.6%         7.7%
 c/o Adobe Ventures, L.P.
 One Bush Street, 15th
  Floor
 San Francisco, California
  94104
Justsystem Corporation(4)..        487,412           6.1%         4.4%
 c/o Justsystem, Inc.
 2460 Sand Hill Road,
  Suite 201
 Menlo Park, California
  94025
Softbank Corp.(5)..........        400,000           5.0%         3.6%
 c/o Softbank Ventures,
  Inc.
 333 West San Carlos
  Avenue, Suite 1225
 San Jose, California 95110

                                                  Percentage of Shares
                                                   Beneficially Owned
                                 Number of      -------------------------
                            Shares Beneficially   Prior to      After
Name and Address                   Owned        the Offering the Offering
----------------            ------------------- ------------ ------------
Named Executive Officers
 and Directors
Philip J. Monego, Sr.(6)...        246,965          3.0%         2.2%
Bruce Davis(7).............        175,000          2.1%         1.6%
Geoffrey Rhoads(8).........        754,280          9.4%         6.8%
J. Scott Carr(9)...........         88,125          1.1%         0.8%
Brian J. Grossi(10)........        887,549         11.1%         8.6%
John Taysom(11)............        899,300         11.2%         8.2%
All executive officers and
 directors as a group (6
 persons)(12)..............      3,051,219         36.7%        30.1%

--------
 *  Less than 1%.
 (1) Represents 699,300 shares held by Reuters, Ltd. and 200,000 shares held by Reuters Holdings Switzerland, S.A., affiliates of Reuters Group PLC.
 (2) Brian Grossi is a partner of AVI Capital Management, L.P. and of AVI Management Partners L.P. The shares listed represent 754,531 shares held by AVI Capital, L.P., 104,325 shares held by Associated Venture Investors III, L.P., 21,452 shares held by AVI Partners Growth Fund II, L.P. and 7,241 shares held by AVI Silicon Valley Partners, L.P. AVI Capital Management, L.P. is the general partner of AVI Capital, L.P., and AVI Management Partners, L.P. is the general partner of Associated Ventures Investors III, L.P., AVI Partners Growth Fund II, L.P. and AVI Silicon Valley Partners, L.P.
 (3) Represents 846,692 shares held by Adobe Ventures, L.P. H&Q Venture Associates, LLC is the general partner of H&Q Adobe Ventures Management, L.P. H&Q Adobe Ventures Management, L.P. is the general partner of Adobe Ventures, L.P.

 (4) Represents 487,412 shares held by Justsystem, Inc., a subsidiary of Justsystem Corporation.

 (5) Represents 400,000 shares held by Softbank Ventures, Inc., a subsidiary of Softbank Corp.

 (6) Includes options for 90,000 shares of common stock exercisable within 60 days of October 21, 1999.

 (7) Includes options for 135,000 shares exercisable within 60 days of October 21, 1999 and 5,000 shares owned by Gary and Kimberly Davis, 5,000 shares owned by Joseph and Barbara Davis, 5,000 shares owned by Thomas and Donna Davis, 5,000 shares owned by George and Candace Richard, 5,000 shares owned by John and Halene Richard, 5,000 shares owned by Robert Bradford, Jr. and Grace Richard, 5,000 shares owned by Robert Bradford III and Darcy Richard and 5,000 shares owned by Gary and Karen Gorney, all of whom are relatives of Bruce Davis. Mr. Davis disclaims beneficial ownership of these shares owned by his relatives.

 (8) Includes 13,000 shares owned by Amanda Rhoads Trust, 13,000 shares owned by Hudson Rhoads Trust, 1,050 shares owned by Craig and Laura Mikkelson, 10,210 shares owned by Barbara K. Rhoads, 850 shares owned by Bryan Gurrie Rhoads, 950 shares owned by Cynthia Brooke Rhoads, 44,920 shares owned by Gurrie and Alice Rhoads, 100 shares owned by Nicole Rhoads--Trustee for the Children of Geoffrey and Nicole Rhoads, 13,000 shares owned by Trevor Rhoads Trust, 750 shares owned by Mittie Hellmich, 750 shares owned by Taylor James Pierce and 750 shares owned by Dirk Pierce, all of whom are relatives of Geoffrey Rhoads or trusts established for their benefit. Mr. Rhoads disclaims beneficial ownership of these shares owned by his relatives.

 (9) Represents options for 88,125 shares of common stock exercisable within 60 days of October 21, 1999.

(10) Represents shares held by AVI Capital L.P. and affiliates of which Mr. Grossi is a general partner. Mr. Grossi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest as a general partner.

(11) Represents shares held by Reuters Group. Mr. Taysom disclaims beneficial ownership of these shares.

(12) Includes options for 313,125 shares of common stock exercisable within 60 days of October 21, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  Following the closing of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

  As of October 21, 1999, there were 2,428,469 shares of common stock outstanding that were held of record by approximately 96 shareholders. Based on the shares outstanding as of October 21, 1999, there will be 8,013,255 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of the common stock we are offering.

  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available for such purpose, as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

  As of October 21, 1999, there were 4,520,286 shares of preferred stock outstanding and held of record by 24 stockholders. In connection with the closing of this offering, all outstanding shares of Series A and Series B preferred stock will automatically be converted into common stock on a two-for-one basis, and all outstanding shares of Series C, Series D and Series D-X preferred stock will automatically be converted into common stock on a one-for-one basis, and all these shares of preferred stock will be cancelled. From and after the closing of this offering, we will be authorized to issue 5,000,000 shares of preferred stock that will not be designated as a particular class. Our board of directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights of Certain Holders

  After the closing of this offering, and assuming we comply with other requirements, the holders of approximately 5,584,786 shares of common stock will have the right to cause us to register their shares under the Securities Act. These rights are held under the terms of an investors' rights agreement between us and the holders of these registrable securities. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, we must give the holders of these registrable securities 30 days' prior notice of registration and include a portion of their shares of common stock in the registration. Additionally, upon written demand of holders of more than 50% of the then-outstanding registrable securities, we will use our best efforts to promptly register the securities that the holders request to be registered, provided, among other limitations, that the aggregate offering price to the public exceeds $10 million. We are not required to register securities more than twice under the holders' rights to demand these registrations. We will be required to file a registration statement on form S-3 or any similar short-form registration statement if requested to do so by any of these holders, provided that the aggregate offering price for the securities to be sold is more than $1,000,000. Furthermore, we are only required to effect one demand registration on form S-3 within any 12-month period. The holders cannot demand that we file a registration statement prior to the date 180 days following the effective date of any registration statement filed by us.

  All expenses in effecting these registrations will be borne by us, excluding underwriting discounts, selling commissions and stock transfer taxes, which shall be borne proportionately by the holders of the securities that have been registered. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

Anti-Takeover Provisions

 Delaware Takeover Statute

  Following our reincorporation in the State of Delaware, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 provides, with certain exceptions, that a publicly-held corporation is prohibited from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  A "business combination" includes the following:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The Delaware takeover statute may render the removal of directors and management more difficult.

 Certificate of Incorporation and Bylaws

  Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of Digimarc. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

  . Provide that our board of directors will be divided into three classes of directors (disregarding the effect of any voting rights of holders of convertible preferred stock), as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively. At each succeeding annual meeting, directors elected to succeed those directors whose terms are expiring at that meeting shall be elected for a three-year term of office. A vote of at least 80% of our capital stock would be required to amend this provision.

  . Provide that special meetings of the stockholders may be called only by our president, by our secretary or at the direction of the board. Advance written notice is required, which generally must be received by the secretary not less than 30 days nor more than 60 days prior to the meeting, by a stockholder of a proposal or director nomination which that stockholder desires to present at a meeting of stockholders. Any amendment of this provision would require a vote of at least 80% of our capital stock.

  . Not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Digimarc.

  . Provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders.

  . Allow us to issue up to 5,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

  These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of Digimarc. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is EquiServe. Its address is: 150 Royale Street, Canton, Massachusetts 02021, its telephone number is (201) 222-5610, and its website is www.equiserve.com.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Excluding the 3,000,000 shares of common stock offered hereby (which will be freely tradable except if held by our "affiliates" as defined in Rule 144 of the Securities Act) and assuming no exercise of the underwriters' over-allotment option, as of the effective date of the registration statement, there will be 8,013,255 shares of common stock outstanding, all of which are "restricted" shares under the Securities Act. 7,435,356 of the restricted shares are subject to lock-up agreements with the underwriters where the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after the date of this prospectus. BancBoston Robertson Stephens Inc. may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, BancBoston Robertson Stephens Inc. has no current plans to do so.

  The following table indicates approximately when the 8,013,255 shares of our common stock that are not being sold in the offering but that will be outstanding at the time the offering is complete will be eligible for sale in the public market:

   Eligibility of Restricted Shares for Sale in Public Market
   ----------------------------------------------------------
   At effective date.................................................   475,927
   90 days after effective date......................................    59,920
   180 days after effective date..................................... 7,435,356
   More than 181 days after effective date upon expiration of the
    one-year holding periods applicable to those shares..............    42,054

  Approximately 2,683,684 of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date will be subject to the volume and other resale restrictions of Rule 144 because the holders are affiliates of Digimarc. In general, a person who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of

  . 1% of the then outstanding shares of the common stock, approximately
    110,133 shares immediately after this offering, or

  . the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

  Sales made in accordance with Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about Digimarc. A person who is not deemed to have been an affiliate of Digimarc at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares in accordance with Rule 144(k) without regard to the limitations described above.

  Any employee, officer or director of or consultant to Digimarc who purchased his or her shares prior to the Effective Date or who holds vested options as of that date under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the Effective Date. However, we and our officers, directors and a majority of our other stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the

180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

  As soon as practicable after the Effective Date, we intend to file a registration statement on Form S-8 under the Securities Act to register the 4,925,000 shares of common stock reserved for issuance under the 1995 stock incentive plan, the 1999 stock incentive plan and the 1999 employee stock purchase plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. As of September 30, 1999, options to purchase 2,255,961 shares of common stock were
outstanding. However, holders of approximately     of the shares that will be
registered have agreed with BancBoston Robertson Stephens Inc. not to sell their shares into the public market during the 180-day period after the effective date of the registration statement.

Lock-Up Agreements

  All officers and directors and a majority of holders of common stock and options to purchase common stock have agreed that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of any shares of common stock or securities convertible into common stock, or warrants or other rights to purchase common stock, for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock indicated opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

                                                                       Number Of
          Underwriters                                                  Shares
          ------------                                                 ---------
     BancBoston Robertson Stephens Inc................................
     Hambrecht & Quist LLC............................................
     U.S. Bancorp Piper Jaffray Inc. .................................
                                                                       ---------
       Total.......................................................... 3,000,000
                                                                       =========

  We have been advised that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not
in excess of $         per share, of which $         may be reallowed to their
dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the same price per share as we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered by this prospectus. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus.

  The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                             Per  Without  With
                                                            Share Option  Option
                                                            ----- ------- ------
     Public offering price................................. $      $       $
     Underwriting discounts and commissions................ $      $       $
     Proceeds, before expenses, to us...................... $      $       $

  The other expenses of the offering are estimated at $1,068,000 and are payable entirely by us. BancBoston Robertson Stephens Inc. expects to deliver
the shares of common stock to purchasers on         , 1999.

  Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Lock-Up Agreements. All of our executive officers and directors, and a majority of our stockholders, optionholders and warrantholders have agreed, for a period of 180 days after the date of this prospectus, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc., in some instances may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the period of 180 days after the date of this prospectus.

  Future Sales. In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens Inc.:

  . Consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

  . Issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities,
    (3) our issuance of stock options under existing stock option plans and
    (4) our issuance of common stock under the Employee Stock Purchase Plan.

  See "Shares Eligible for Future Sale."

  Listing. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol DMRC.

  No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby was determined through negotiations between us and the representatives. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believed to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

  Stabilization. The representatives have advised us that, in accordance with Regulation M under the Securities Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by these underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Directed Share Program. We have requested that the underwriters have reserved up to 300,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Digimarc. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

  In August 1999, Bayview Investors, Ltd., an affiliate of BancBoston Robertson Stephens Inc., purchased 60,000 shares of our Series D-X preferred stock for $5.00 per share on the same terms and conditions as the other purchasers of Series D-X preferred stock. All of these shares will automatically convert into common stock upon the closing of this offering.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

  Attorneys employed by Morrison & Foerster LLP or investment partnerships of which they are the beneficial owners hold approximately 60,000 shares of common stock. Attorneys employed by Morrison & Foerster LLP will also purchase shares in our directed share program.

                                    EXPERTS

  The financial statements of Digimarc as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of the firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of these materials from the SEC upon the payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0300. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

  Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's Web site. We have applied to have our common stock quoted on the Nasdaq National Market. If our common stock is approved for quotation on the Nasdaq National Market, you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                              DIGIMARC CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Report of KPMG LLP........................................................  F-2

Balance Sheets............................................................  F-3

Statements of Operations..................................................  F-4

Statements of Stockholders' Equity (Deficit)..............................  F-5

Statements of Cash Flows..................................................  F-6

Notes to Financial Statements.............................................  F-7

When the reverse stock split referred to in Note 12(b) of the Notes to the Financial Statements has been consummated, we will render the following opinion.

                      FORM OF INDEPENDENT AUDITORS' REPORT

The Board of Directors
Digimarc Corporation:

  We have audited the accompanying balance sheets of Digimarc Corporation as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digimarc Corporation as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


Portland, Oregon
March 9, 1999, except as to note 12(b) which is as of November , 1999

                              DIGIMARC CORPORATION

                                 BALANCE SHEETS
                (In thousands, except share and per share data)

                                        December 31,
                                       ----------------
                                        1997     1998      September 30, 1999
                                       -------  -------  -----------------------
                                                         (unaudited) (unaudited)
                                                                     (Pro Forma)
                ASSETS
Current assets:
 Cash and cash equivalents...........  $ 5,638  $ 2,137   $  8,039
 Trade accounts receivable, net......      102      298      1,653
 Prepaid expenses and other current
  assets.............................       81       98      1,026
                                       -------  -------   --------
  Total current assets...............    5,821    2,533     10,718
Property and equipment, net..........      251      329        501
Other assets, net....................       96      116         55
                                       -------  -------   --------
  Total assets.......................  $ 6,168  $ 2,978   $ 11,274
                                       =======  =======   ========

  LIABILITIES, REDEEMABLE PREFERRED
    STOCK AND STOCKHOLDERS' EQUITY
              (DEFICIT)
Current liabilities:
 Short-term borrowings...............  $   400  $   250   $     --
 Accounts payable....................      335      228        723
 Current portion of capital lease
  obligations........................       79      124        119
 Accrued payroll and related costs...      186      390        615
 Deferred revenue....................      190      345      1,734
 Current portion of notes payable to
  stockholders.......................       --       --        308
                                       -------  -------   --------
  Total current liabilities..........    1,190    1,337      3,499
Capital lease obligations, less
 current portion.....................      111      171        182
Notes payable to stockholders, less
 current portion.....................      284      298         --
Other long-term liabilities..........       78       82         80
                                       -------  -------   --------
  Total liabilities..................    1,663    1,888      3,761
                                       -------  -------   --------
Convertible redeemable preferred
 stock; 10,874,000 shares authorized;
 2,931,786 shares issued and
 outstanding at December 31, 1997 and
 1998 and 4,357,786 shares
 outstanding at September 30, 1999;
 aggregate liquidation preference
 $10,315 and $17,445 at December 31,
 1998 and September 30, 1999,
 respectively (unaudited); pro forma
 no shares issued
 and outstanding.....................   10,185   10,185     17,266    $     --
                                       -------  -------   --------    --------
Commitments and contingencies

Stockholders' equity (deficit):
 Convertible preferred stock; 325,000
  shares authorized; aggregate
  liquidation preference $429:
  Series A-1, $.001 par value; issued
   and outstanding 162,500 shares at
   December 31, 1997 and 1998 and
   September 30, 1999; pro forma no
   shares issued and outstanding.....       --       --         --          --
  Series A-N, $.001 par value; no
   shares issued and outstanding.....       --       --         --          --
 Common stock, $.001 par value;
  authorized 12,500,000 shares;
  issued and outstanding 2,252,993
  and 2,313,623 and 2,398,469 shares
  at December 31, 1997 and 1998 and
  September 30, 1999, respectively;
  pro forma 7,983,255 shares issued
  and outstanding....................        2        2          3           8
 Additional paid-in capital..........      851      878      4,509      21,770
 Deferred stock compensation.........       --       --     (3,466)     (3,466)
 Accumulated deficit.................   (6,533)  (9,975)   (10,799)    (10,799)
                                       -------  -------   --------    --------
  Total stockholders' equity
   (deficit).........................   (5,680)  (9,095)    (9,753)   $  7,513
                                       -------  -------   --------    ========
  Total liabilities, convertible
   redeemable preferred stock and
   stockholders' equity (deficit)....  $ 6,168  $ 2,978   $ 11,274
                                       =======  =======   ========

                See accompanying notes to financial statements.

                              DIGIMARC CORPORATION

                            STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                           Nine Months Ended
                           Years Ended December 31,          September 30,
                         -------------------------------  --------------------
                           1996       1997       1998       1998       1999
                         ---------  ---------  ---------  ---------  ---------
                                                              (unaudited)
Revenue:
  License and
   subscription......... $     186  $     161  $     484  $     379  $     175
  Service...............        50         25        500        312      4,010
                         ---------  ---------  ---------  ---------  ---------
    Total revenue.......       236        186        984        691      4,185
                         ---------  ---------  ---------  ---------  ---------
Cost of revenue:
  License and
   subscription.........         7        126        114         93         62
  Service...............        --         --      1,466        775      1,814
                         ---------  ---------  ---------  ---------  ---------
    Total cost of
     revenue............         7        126      1,580        868      1,876
                         ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing...       376      1,330        825        742        731
  Research and
   development..........       690        934        658        546        450
  Impairment charge.....        --        453         --         --         --
  General and
   administrative.......       834      1,282      1,407        913      1,961
                         ---------  ---------  ---------  ---------  ---------
    Total operating
     expenses...........     1,900      3,999      2,890      2,201      3,142
                         ---------  ---------  ---------  ---------  ---------
    Operating loss......    (1,671)    (3,939)    (3,486)    (2,378)      (833)
Other income (expense):
  Interest income.......        68         76        189        162         88
  Interest expense......       (71)       (86)      (119)       (13)       (75)
  Other.................        96        (30)       (26)       (92)        (4)
                         ---------  ---------  ---------  ---------  ---------
    Loss before
     provision for
     income taxes.......    (1,578)    (3,979)    (3,442)    (2,321)      (824)
Provision for income
 taxes..................        --         --         --         --         --
                         ---------  ---------  ---------  ---------  ---------
    Net loss............ $  (1,578) $  (3,979) $  (3,442) $  (2,321) $    (824)
                         =========  =========  =========  =========  =========
Net loss per share--
 basic and diluted...... $   (0.71) $   (1.88) $   (1.50) $   (1.02) $   (0.35)
                         =========  =========  =========  =========  =========
Weighted average shares
 used in computing net
 loss per share--basic
 and diluted............ 2,226,519  2,120,477  2,288,442  2,284,642  2,342,732
                         =========  =========  =========  =========  =========

                See accompanying notes to financial statements.

                              DIGIMARC CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                (In thousands, except share and per share data)

                            Convertible
                          preferred stock     Common stock    Additional                              Total
                          ----------------- -----------------  paid-in     Deferred   Accumulated stockholders'
                           Shares   Amount   Shares    Amount  capital   compensation   deficit      deficit
                          --------- ------- ---------  ------ ---------- ------------ ----------- -------------
BALANCE AT DECEMBER 31,
 1995...................         --  $   -- 2,047,364   $ 2     $  182     $    --     $   (874)     $  (690)
Issuance of common stock
 through conversion of
 note payable...........         --      --   272,000    --         41          --           --           41
Repurchase and
 cancellation of
 common stock previously
 issued.................         --      --  (288,340)   --         --          --         (102)        (102)
Issuance of common stock
 in exchange for
 services...............         --      --    36,369    --          5          --           --            5
Issuance of Series A-1
 preferred stock, net...    162,500      --        --    --        439          --           --          439
Net loss................         --      --        --    --         --          --       (1,578)      (1,578)
                          ---------  ------ ---------   ---     ------     -------     --------      -------
BALANCE AT DECEMBER 31,
 1996...................    162,500      -- 2,067,393     2        667          --       (2,554)      (1,885)

Exercise of stock
 options................         --      --    62,600    --         13          --           --           13
Repurchase and
 cancellation of
 common stock previously
 issued.................         --      --   (56,000)   --         (8)         --           --           (8)
Common stock issued for
 the acquisition of
 assets.................         --      --   179,000    --        179          --           --          179
Net loss................         --      --        --    --         --          --       (3,979)      (3,979)
                          ---------  ------ ---------   ---     ------     -------     --------      -------
BALANCE AT DECEMBER 31,
 1997...................    162,500      -- 2,252,993     2        851          --       (6,533)      (5,680)
Stock issued............         --      --    27,144    --         13          --           --           13
Exercise of stock
 options................         --      --    33,486    --         14          --           --           14
Net loss................         --      --        --    --         --          --       (3,442)      (3,442)
                          ---------  ------ ---------   ---     ------     -------     --------      -------
BALANCE AT DECEMBER 31,
 1998...................    162,500      -- 2,313,623     2        878          --       (9,975)      (9,095)

Exercise of stock
 options (unaudited)....         --      --    84,846     1         44          --           --           45
Deferred compensation
 related to
 stock options
 (unaudited)............         --      --        --    --      3,587      (3,587)          --           --
Stock compensation
 expense (unaudited)....         --      --        --    --         --         121           --          121
Net loss (unaudited)....         --      --        --    --         --          --         (824)        (824)
                          ---------  ------ ---------   ---     ------     -------     --------      -------
BALANCE AT SEPTEMBER 30,
 1999 (unaudited).......    162,500  $   -- 2,398,469   $ 3     $4,509     $(3,466)    $(10,799)     $(9,753)
                          =========  ====== =========   ===     ======     =======     ========      =======


                See accompanying notes to financial statements.

                              DIGIMARC CORPORATION

                            STATEMENTS OF CASH FLOWS
                (in thousands, except share and per share data)

                                                                 Nine Months
                                     Years Ended December           Ended
                                              31,               September 30,
                                    -------------------------  ----------------
                                     1996     1997     1998     1998     1999
                                    -------  -------  -------  -------  -------
                                                                 (unaudited)
Cash flows from operating
 activities:
 Net loss.........................  $(1,578) $(3,979) $(3,442) $(2,321) $  (824)
 Adjustments to reconcile net loss
  to net cash used in operating
  activities:
  Depreciation and amortization...       23      100      178      130      203
  Amortization of discount on note
   payable........................       19       13       14       10       10
  Asset impairment................       --      453       --       --       --
  Non-cash expenses...............       15       27       20        7      121
  Gain on forgiveness of debt.....      (96)     (33)      --       --       --
  Changes in assets and
   liabilities:
  Trade accounts receivable.......       --     (102)    (196)      64   (1,355)
  Prepaid expenses and other
   assets.........................      (54)     (36)     (33)     (18)    (906)
  Accounts payable................      118       43     (107)    (199)     495
  Accrued payroll and related
   costs..........................       32      199      204     (100)     225
  Deferred revenue................      (26)     173      152      150    1,387
                                    -------  -------  -------  -------  -------
   Net cash used in operating
    activities....................   (1,547)  (3,142)  (3,210)  (2,277)    (644)
                                    -------  -------  -------  -------  -------
Cash flows from investing
 activities:
 Purchase of property and
  equipment.......................     (165)     (23)      (8)     (10)    (209)
 Purchases of patents.............       --       --      (50)     (50)     (10)
 Sale of tradename................       --       --       --       --       10
 Acquisition of assets............       --     (417)      --       --       --
                                    -------  -------  -------  -------  -------
   Net cash used in investing
    activities....................     (165)    (440)     (58)     (60)    (209)
                                    -------  -------  -------  -------  -------
Cash flows from financing
 activities:
 Proceeds (repayment) of short-
  term borrowings.................       --      400     (150)      (3)    (250)
 Net proceeds from issuance of
  preferred stock.................    4,510    5,744       --       (1)   7,081
 Net proceeds from issuance of
  common stock....................       --       13       14        7       45
 Proceeds from issuance of notes
  payable.........................      350       --       --       --       --
 Principal payments of notes
  payable.........................     (111)      --       --       --       --
 Proceeds from sale-leaseback.....      142       --       --       --       --
 Repurchase of common stock
  previously issued...............     (102)      (8)      --       --       --
 Principal payments under capital
  lease obligations...............      (10)     (42)     (97)     (70)    (121)
                                    -------  -------  -------  -------  -------
   Net cash provided by (used in)
    financing activities..........    4,779    6,107     (233)     (67)   6,755
                                    -------  -------  -------  -------  -------
Net (decrease) increase in cash
 and cash equivalents.............    3,067    2,525   (3,501)  (2,404)   5,902
Cash and cash equivalents at
 beginning of period..............       46    3,113    5,638    5,638    2,137
                                    -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period........................  $ 3,113  $ 5,638  $ 2,137  $ 3,234  $ 8,039
                                    =======  =======  =======  =======  =======
Supplemental disclosure of cash
 flow information:
 Cash paid for interest...........  $     3  $    38  $   125  $    85  $    76
                                    =======  =======  =======  =======  =======
Summary of non-cash investing and
 financing activities:
 Conversion of note payable to
  common stock....................  $    41  $    --  $    --  $    --  $    --
 Equipment acquired or exchanged
  under capital lease
  obligations.....................       40       64      202      127      167
 Common stock issued for the
  acquisition of assets...........       --      179       --       --       --
                                    =======  =======  =======  =======  =======

                See accompanying notes to financial statements.

                              DIGIMARC CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                (In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies

 (a) The Company

  Digimarc Corporation (the Company) was incorporated on January 3, 1995. The Company has developed digital watermarking technology used to identify, track, manage and enhance visual communications. Digitally watermarked images contain hidden messages which are imperceptible during normal use but detectable by software or other devices.

 (b) Interim Financial Statements

  The financial information included herein for the nine-month periods ended September 30, 1998 and 1999 is unaudited; however, such information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The interim consolidated financial statements should be read in conjunction with the financial statements and the notes included in the financial statements. The results of operations for the interim period presented are not necessarily indicative of the results to be expected for the full year.

 (c) Accounts Receivable

  Trade accounts receivable are shown net of allowance for doubtful accounts. The amount of the allowance and the charges were as follows:

                                                    December 31,
                                                   --------------  September 30,
                                                   1996 1997 1998      1999
                                                   ---- ---- ----  -------------
                                                                    (unaudited)
   Balance--beginning of period................... $ -- $ -- $17        $ 2
   Provision (recovery)...........................   --   17  (7)         4
   Charge offs....................................   --   --  (8)        --
                                                   ---- ---- ---        ---
   Balance--end of period......................... $ -- $ 17 $ 2        $ 6
                                                   ==== ==== ===        ===

 (d) Property and Equipment

  Property and equipment are stated at cost. Property and equipment under capital lease obligations are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value of the leased assets at the inception of the lease. Repairs and maintenance are charged to expense when incurred.

  Depreciation on property and equipment is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Property and equipment held under capital leases are amortized by the straight-line method over the lease term. Amortization of property and equipment under capital lease is included in depreciation expense.

 (e) Software Development Costs

  Under Statement of Financial Accounting Standards No. 86 (SFAS No. 86), software development costs are to be capitalized beginning when a product's technological feasibility has been

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

established and ending when a product is made available for general release to customers. To date, the establishment of technological feasibility of the Company's products has occurred shortly before general release and, therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense.

 (f) Funded Research and Development

  The Company accounts for amounts received under its funded research and development arrangements in accordance with the provisions of SFAS No. 68, Research and Development Arrangements. Under the terms of the arrangements, the Company is not obligated to repay any of the amounts provided by the funding parties. As a result, the Company recognizes revenue as the services are performed.

  Revenues recognized under vendor and end-user funding arrangements totaled $500 for the year ended December 31, 1998. Direct costs allocated to the arrangement were $1,466 for the year ended December 31, 1998. There were no such revenues recognized or cost incurred related to a funding arrangement in 1996 or 1997.

 (g) Other Assets

  Other assets consist primarily of the costs of acquired patents and trademarks, and are amortized by the straight-line method over a useful life of three to five years. They are shown net of accumulated amortization of $16 and $63 at December 31, 1997 and 1998, respectively.

 (h) Advertising Costs

  Advertising costs are expensed as incurred. Total advertising expenses were $13, $157 and $135 for the years ended December 31, 1996, 1997 and 1998, respectively.

 (i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (j) Revenue Recognition

  In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 97-2, Software Revenue Recognition. Subsequently, in March 1998, the Financial Accounting Standards Board (FASB) approved SOP 98-4, Deferral of the Effective Date

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

of a Provision of 97-2, Software Revenue Recognition. SOP 98-4 defers for one year the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence (VSOE) of the fair value of various elements in a multiple-element arrangement. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of the relative fair values of each element in the arrangement. The Company establishes VSOE based on the price when the element is sold separately.

  The provisions of SOPs 97-2 and 98-4 have been applied by the Company to transactions entered into beginning January 1, 1998. Prior to 1997, the Company's revenue policy was in accordance with the preceding authoritative guidance provided by SOP No. 91-1, Software Revenue Recognition.

  Software license revenue consists of fees for licenses of the Company's software products. Revenue allocated to software licenses is recognized upon delivery of software, assuming no significant future obligations or customer acceptance rights exist. Software license agreements have not contained significant obligations or customer acceptance rights to date.

  Revenue allocated to subscriptions are paid in advance and revenues are recognized ratably over the term of the subscription. Revenue allocated to contracted professional services is recognized as the services are performed. The Company recognizes revenues on service contracts on a method that approximates the percentage of completion basis using budgeted amounts established with the customer at the inception of the contract. Progress towards completion is measured using allowable costs incurred as compared to the budgeted amounts contained in the basic contract. Losses on contracts, if any, are provided for in the period in which the loss becomes determinable. The contract is considered complete upon completion of the deliverables specified in the contract. Deferred revenue consists of payments received in advance for consulting services and subscriptions to the Company's internet service for service and support not yet performed.

  In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2 Software Revenue Recognition, with Respect to Certain Transactions. This SOP amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in the SOP. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

  SOP 98-9 is effective for fiscal years beginning after March 15, 1999. Also the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective.

 (k) Use of Estimates

  Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting periods. Actual results could differ from those estimates.

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

 (l) Income Taxes

  The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized.

 (m) Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables. The credit risk associated with cash is minimal. The Company had accounts receivable from three customers representing approximately 83% of trade accounts receivable at December 31, 1998. Loss of or non-performance by these significant customers could adversely affect the Company's financial position, liquidity or results of operations.

 (n) Fair Value of Financial Instruments

  The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued payroll approximate fair value due to the short-term nature of these instruments. The carrying amounts of capital leases and notes payable approximate fair value as the stated interest rates reflect current market rates. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

 (o) Stock-Based Employee Compensation

  The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize expense over the vesting period based on the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 (p) Contingencies and Factors that Could Affect Future Results

  A portion of the Company's revenues each year is generated from licensing of technology. In the extremely competitive industry environment in which the Company operates, such product generation, development and marketing processes are uncertain and complex, requiring accurate prediction of demand as well as successful management of various development risks inherent in

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

technology development. In light of these dependencies, it is possible that failure to successfully manage future changes in technology with respect to the Company's technology could have long-term impact on the Company's growth and results of operations.

 (q) Net Income (Loss) Per Share

  In 1997, the Company adopted SFAS No. 128 "Earnings Per Share" which provides that "basic net income (loss) per share" and "diluted net income (loss) per share" for all prior periods presented are to be computed using the weighted average number of common shares outstanding during each period, with diluted net income per share including the effect of potentially dilutive common shares.

  Common stock equivalents related to stock options of 180,260, 640,857, and 1,327,426 are antidilutive in a net loss year and, therefore, are not included in 1996, 1997 and 1998 diluted net loss per share, respectively.

(2) Acquisition of Assets

  In July 1997, the Company acquired substantially all of the assets of NetRights, LLC (NetRights) for approximately $417 and 179,000 shares of common stock. NetRights was developing a software product which would provide direct access to remote information, initiate direct connections to Web sites and commerce services and automate communications between suppliers of digitized creative works and consumers through the digital content pictures themselves. Assets acquired by the Company included certain office equipment, certain trademarks and tradenames, and all engineering drawings, designs and documentation, including patent applications.

  The allocation of the purchase price resulted in capitalization of purchased technology of $453, capitalization of office equipment of $48, and patent and tradename capitalizations of $95, which are being amortized over three years. Subsequent to the acquisition a decision was made not to use the purchased technology, and as a result the purchased technology was considered impaired and written off.

(3) Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

  Cash and cash equivalents include various money market instruments and investments in government bonds totaling $125 and $2,137 at December 31, 1997 and 1998, respectively. Cash equivalents are carried at cost, which approximates market.

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

(4) Property and Equipment

                                                                     December
                                                                       31,
                                                                    -----------
                                                                    1997  1998
                                                                    ----  -----
   Furniture and fixtures.......................................... $ 38  $  51
   Office equipment................................................  311    504
   Leasehold improvements..........................................   --      4
                                                                    ----  -----
                                                                     349    559
   Less accumulated depreciation and amortization..................  (98)  (230)
                                                                    ----  -----
                                                                    $251  $ 329
                                                                    ====  =====

(5) Leases

  The Company leases certain office equipment under long-term capital leases, which expire over the next four years. At December 31, 1997 and 1998, the cost of these assets was $245 and $447, respectively, and accumulated amortization was $68 and $168, respectively.

  Future minimum lease payments under non-cancelable operating leases and the present value of future minimum capital lease payments are as follows:

                                                               Capital Operating
   Year ending December 31:                                    leases   leases
   ------------------------                                    ------- ---------
   1999.......................................................  $156     $107
   2000.......................................................   114       73
   2001.......................................................    65       --
   2002.......................................................     9       --
                                                                ----     ----
     Total minimum lease payments.............................   344     $180
                                                                         ====
   Less amount representing interest..........................    49
                                                                ----
                                                                 295
   Less current portion of capital lease......................   124
                                                                ----
                                                                $171
                                                                ====

  Rent expense on the operating leases for the years ended December 31, 1996, 1997 and 1998 totaled $22, $62 and $71, respectively.

(6) Notes Payable

                                                                  December 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Notes payable to stockholders, net of unamortized discount of
    $100 and $86 at December 31, 1997 and 1998, respectively,
    interest at 7% beginning in 1998, due and payable May 2005 or earlier under certain conditions, unsecured.................. $  284 $  298
                                                                  ------ ------
                                                                     284    298
   Less current portion..........................................     --     --
                                                                  ------ ------
                                                                  $  284 $  298
                                                                  ====== ======

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

(7) Short-term Borrowings

  The Company has a $400 revolving line of credit with a bank which matures on August 20, 1999 and is secured by the assets of the Company. The line bears interest at the prime rate plus 1%. The interest rate on short-term borrowings during 1997 and 1998 was 11.5% and 8.75%, respectively. At December 31, 1997 and 1998, $400 and $250, respectively, was outstanding on this line. See note 14.

(8) Defined Contribution Pension Plan

  The Company has an employee savings plan (the Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Employees become eligible to participate in the Plan after four months of service. Employees may contribute up to 15% of their pay to the Plan, subject to the limitations of the Internal Revenue Code. The Company made no contributions to the Plan during 1996, 1997 or 1998.

(9) Convertible Redeemable Preferred Stock

  The Company has authorized several series of convertible redeemable preferred stock. The title, carrying amount, and number of shares issued and outstanding are as follows:

                                                   December 31,
                                                  --------------- September 30,
                                                   1997    1998       1999
                                                  ------- ------- -------------
                                                                   (unaudited)
   Series B-1, $.001 par value; issued and
    outstanding 902,000 shares at December 31,
    1997 and 1998; liquidation preference
    $4,510......................................  $ 4,441 $ 4,441    $ 4,441
   Series B-N, $.001 par value; no shares issued
    and outstanding.............................
   Series C-1, $.001 par value; issued and
    outstanding 2,029,786 shares at December 31,
    1997 and 1998; liquidation preference
    $5,805......................................    5,744   5,744      5,744
   Series C-N, $.001 par value; no shares issued
    and outstanding.............................
   Series D, $.001 par value; issued and
    outstanding 1,266,000 shares at
    September 30, 1999; liquidation preference
    $6,330......................................       --      --      6,281
   Series D-X, $.001 par value; issued and
    outstanding 160,000 shares at September 30,
    1999; liquidation preference $800...........       --      --        800
                                                  ------- -------    -------
   Total convertible redeemable preferred
    stock.......................................  $10,185 $10,185    $17,266
                                                  ======= =======    =======

  Preferred Series B and Series C stock is subject to certain mandatory redemption features following the affirmative vote of at least 60% of the outstanding shares of the Series B and Series C preferred stock, effective no earlier than June 30, 2001. The Company shall redeem all of the then outstanding Series B and Series C preferred stock or an amount determined by the Company for which funds are available for redemption. The per share redemption price for the Series B and Series C preferred stock is equal to its per share issue price, plus any undeclared and unpaid dividends. Each Series B and Series C preferred stockholder may, but is not obligated to, participate in the Series B and Series C redemption up to that holder's pro rata share of the total number of shares specified in the redemption request. See note 10 for additional features of convertible redeemable preferred stock. See note 14.

                             DIGIMARC CORPORATION

                (In thousands, except share and per share data)

(10) Stockholders' Equity

 (a) Stockholders' Agreement

  The Company and its stockholders have an agreement that includes restrictions on the purchase and sale of the Company's common stock. Except for expressly provided exceptions, no stockholder is allowed to transfer ownership of common stock without the prior written consent of the Company. If a stockholder desires to sell any shares, the stockholder must first offer to sell those shares to the Company or its designee before offering shares to a third party. These restrictions lapse upon the effectiveness of a registration of common stock under the Securities Act of 1933, as amended, and the consummation of the sale of common stock under that registration statement.

 (b) Preferred Stock

  The Company has issued Series A-1, Series B-1 and Series C-1 preferred stock. In addition, the Company is also authorized to issue Series A-N, Series B-N and Series C-N preferred stock. The terms for each series of preferred stock are similar and are summarized below:

 Dividends

  Preferred stockholders are entitled to receive dividends when and if declared by the Board of Directors at an annual rate of $.25 per share for Series A-1 and A-N, $.50 per share for Series B-1 and B-N and $.286 per share for Series C-1 and C-N. The right to receive dividends on preferred stock is not cumulative and no right to receive dividends shall accrue to holders of the preferred stock in the event the Board of Directors does not declare dividends. No dividends may be declared or paid on common stock until equal dividends on preferred stock have been declared and paid. After payment of all dividends on preferred stock, the holders of preferred stock are entitled to participate, on an as-converted basis, with the outstanding common stock as to any dividends paid on such common stock. As of December 31, 1998, no dividends had been declared or paid.

 Liquidation Preferences

  Upon dissolution, liquidation, or winding-up of the affairs of the Company (Liquidation), either voluntary or involuntary, the preferred stockholders receive preference over the common stockholders of the Company. The liquidation value for each outstanding share is $2.50 for Series A-1 and A-N (Series A), $5.00 for Series B-1 and B-N (Series B) and $2.86 for Series C-1 and C-N (Series C), adjusted for any stock dividends. If upon liquidation the assets of the Company available for distribution are insufficient to pay the holders of preferred stock the full preference, then the entire assets and funds of the Company legally available for distribution to its stockholders will be distributed ratably among all holders of preferred stock. After paying the full preference, any assets of the Company remaining available for distribution to stockholders upon liquidation will be distributed ratably among all holders of common and preferred stock in proportion to the amount of common stock each stockholder holds, treating each holder of Series B and Series C preferred stock as if such stock were converted into common stock at the existing conversion price. Series A preferred stock automatically converts to common stock prior to a liquidation, if as a result of the conversion the consideration per share to be received with respect to the preferred stock would be

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

larger than the Series A preferred stock preference. The conversion price for Series A-1, Series B-1 and Series C-1 is $1.25, $2.50 and $2.86, respectively, at December 31, 1998.

 Voting

  The holder of each share of each series of preferred stock shall have the right to the number of votes such holders would be entitled to if the shares of preferred stock were converted to common stock.

 Conversion

  Each share of preferred stock is voluntarily convertible into common stock at any time after the date of issuance at a rate that equals the original issue price divided by the conversion price at the time in effect, subject to certain adjustments as set forth in the purchase agreements. Automatic conversion of the Series A preferred into common stock at the then effective conversion rate will occur upon the closing and issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933, or upon the approval of the conversion by holders of a majority of the originally issued shares of Series A preferred stock, or approval of the conversion by 67% of the originally outstanding shares of all series of preferred stock, or in the case of a liquidation where the consideration per share to be received with respect to the preferred stock would be larger than the Series A preferred stock preference. Automatic conversion of the Series B preferred into common stock at the then effective conversion rate will occur upon the closing of the issuance shares following the effectiveness of a registration statement under the Securities Act of 1933 in which the aggregate price to the public equals or exceeds $10,000 and in which the public offering price per share of common stock equals or exceeds $10, or on the approval of the conversion by holders of 67% of the outstanding shares of preferred stock. Automatic conversion of the Series C preferred into common stock at the then effective conversion rate will occur upon the consummation of a designated initial public offering, or on the approval of conversion by the holders of 67% of the outstanding shares of preferred stock.

  As of December 31, 1998, the Company has reserved a total of 4,158,786 shares of its common stock expressly for the conversion privileges of preferred stock.

 (c) Stock Incentive Plan

  The Company has a Stock Incentive Plan (the Plan). Under the terms of the Plan, the Board of Directors is authorized to grant incentive stock options, non-qualified stock options and restricted stock to employees or consultants. Prices for all options or stock granted under the Plan are determined by the Board of Directors. Option prices for incentive stock options are set at not less than the fair market value of the common stock at the date of grant. Options vest over periods determined by the Board of Directors. Options are contingent upon continued employment with the Company and, unless otherwise specified, expire ten years from the date of grant. The Company has reserved 1,800,000 shares of its common stock for issuance under the Plan.

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

  SFAS No. 123 "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for an employee stock option and similar equity instrument. As is permitted under SFAS No. 123, the Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25. The Company has computed, for pro forma disclosure purposes, the value of all options granted during 1996, 1997 and 1998 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following weighted average assumption for grants:

                                                     1996      1997      1998
                                                   --------  --------  --------
   Risk-free interest rate........................      6.0%     6.25%      6.0%
   Expected dividend yield........................       --        --        --
   Expected life (in years).......................        4         4         4
   Expected volatility............................      100%      100%      100%

  Using the Black-Scholes methodology, the total value of options granted during 1996, 1997 and 1998 was $86, $97 and $175, respectively, which would be amortized on a pro forma basis over the vesting period of the options. The weighted average fair value of options granted during 1996, 1997 and 1998 was $.055, $.077 and $.090 per share, respectively. If the Company had accounted for its stock-based compensation plans in accordance with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would approximate the pro forma disclosures below:

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
   Net loss....................................... $ (1,578)  $(3,979)  $(3,442)
   Pro forma net loss.............................   (1,613)   (4,053)   (3,552)
   Net loss per share.............................    (0.71)    (1.88)    (1.50)
   Pro forma net loss per share...................    (0.72)    (1.91)    (1.55)

  The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to January 1, 1995, and additional awards are anticipated in future years.

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

  Transactions involving the Plan are summarized as follows:

                                                                       Weighted
                                                                       average
                                                            Number of  exercise
                                                             shares     price
                                                            ---------  --------
   Options outstanding,
    December 31, 1995......................................   147,000   $ .15
   Granted.................................................   526,550     .32
   Exercised...............................................        --      --
   Canceled................................................   (96,000)    .15
                                                            ---------   -----

   Options outstanding,
    December 31, 1996......................................   577,550     .30
   Granted.................................................   416,900     .50
   Exercised...............................................   (62,600)    .22
   Canceled................................................   (19,650)    .50
                                                            ---------   -----

   Options outstanding,
    December 31, 1997......................................   912,200     .40
   Granted.................................................   646,800     .50
   Exercised...............................................   (33,486)    .50
   Canceled................................................  (220,714)    .50
                                                            ---------   -----

   Options outstanding,
    December 31, 1998...................................... 1,304,800     .42
   Granted (unaudited)..................................... 1,084,000    1.94
   Exercised (unaudited)...................................   (84,846)    .50
   Canceled (unaudited)....................................   (47,992)    .50
                                                            ---------   -----

   Options outstanding, September 30, 1999 (unaudited)..... 2,255,962   $1.16
                                                            =========   =====

  At December 31, 1998, the range of exercise prices and the weighted average remaining contractual life of outstanding options were $.15-$.50 and nine years, respectively.

  At December 31, 1997 and 1998, options to purchase 224,668 and 386,137 shares of common stock, respectively, were exercisable. The weighted average exercise price of those options was $.26 and $.30 at December 31, 1997 and 1998, respectively, and 183,114 shares were available for grant at December 31, 1998.

(11)  Income Taxes

  The Company incurred a loss for both financial reporting and tax return purposes and, as such, there was no current or deferred tax provision for the years ended December 31, 1996, 1997 and 1998.

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

   The actual income tax expense differs from the expected tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to net income (loss) before income taxes) as follows:

                                                                 Years Ended
                                                                 December 31,
                                                                ------------------
                                                                1996   1997   1998
                                                                ----   ----   ----
   Computed expected income tax (benefit) expense.............. (34)%  (34)%  (34)%
   Increase (reduction) in income tax
      expense (benefit) resulting from:
      State income tax (benefit) expense.......................  (4)    (4)    (4)
     Increase in valuation allowance...........................  39     39     40
     Other.....................................................  (1)    (1)    (2)
                                                                ---    ---    ---
       Income tax expense......................................  -- %   -- %   -- %
                                                                ===    ===    ===

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

                                                              1997     1998
                                                             -------  -------
   Deferred tax assets:
     Net operating loss carryforwards....................... $ 1,865  $ 3,284
     Capitalized research and experimentation costs.........     326      238
     Tax basis intangible assets, due to differences in
      amortization..........................................     104       82
     Research and experimentation credits...................      42      113
     Other..................................................      25       22
                                                             -------  -------
       Total gross deferred tax assets......................   2,362    3,739
   Less valuation allowance.................................  (2,314)  (3,699)
                                                             -------  -------
       Net deferred tax assets..............................      48       40
                                                             -------  -------
   Deferred tax liabilities:
     Unamortized discount on notes payable..................      10       33
     Plant and equipment, due to differences in
      depreciation..........................................      38        7
                                                             -------  -------
       Total deferred tax liabilities.......................      48       40
                                                             -------  -------
       Net deferred tax liability (asset)................... $    --  $    --
                                                             =======  =======

  The valuation allowance for deferred tax assets as of December 31, 1998 was approximately $3.7 million. The net change in the total valuation allowance for the years ended December 31, 1996, 1997 and 1998 was an increase (decrease) of approximately $896, $1,418 and $1,385, respectively.

  At December 31, 1998, the Company had net operating loss carryforwards of approximately $8,562 to offset against future income for federal and state tax purposes, and research and experimentation credits of $113. These carryforwards expire through 2018.

  A provision of the Internal Revenue Code requires that the utilization of net operating losses and research and experimentation credits be limited when there is a change of more than 50% in ownership of the Company. Such a change occurred with the sale of preferred stock Series A in June 1996 and the sale of preferred stock Series B in July 1996. Accordingly, the utilization of the

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

net operating loss carryforwards generated from periods prior to July of 1996 is limited; the amount subject to limitation is approximately $915.

(12)  Subsequent Event

 (a) Sale of a Trademark

  In January 1999, the Company sold the trademark associated with NetRights, LLC. The sales price approximated the net book value of the trademark. This transaction is not expected to have a material effect on the financial position, results of operations or liquidity of the Company.

 (b) Stock Split

  On November   , 1999, the Board of Directors approved a one-for-two reverse stock split of outstanding common and preferred shares. Common and preferred share and per share data for all periods presented in the accompanying financial statements have been adjusted to reflect this stock split.

(13)  Segment Information

 (a ) Geographic Information

  Digimarc derives its revenue from a single operating segment, digital watermarking applications. Revenue is generated in this segment through licensing and subscription of its products and the delivery of contracted and consulting services.

  The Company operates solely within the United States, and all assets are located within the United States. Sales to identifiable foreign customers were approximately $85, $17 and $89 for the years ended December 31, 1996, 1997 and 1998, respectively.

 (b) Major Customers

  Revenue from the Company's major customers was as follows:

                                                                    Nine Months
                                                                       Ended
                                                     Years Ended   September 30,
                                                     December 31,      1999
                                                    -------------- -------------
                                                    1996 1997 1998
                                                    ---- ---- ----  (unaudited)
   Customer A...................................... $ -- $30  $ --    $   --
   Customer B......................................   --  25   503     3,860
   Customer C......................................  100  --    --        --
                                                    ---- ---  ----    ------
                                                    $100 $55  $503    $3,860
                                                    ==== ===  ====    ======

  No single customer accounted for more than 10% of trade accounts receivable outstanding at December 31, 1997. The Company had accounts receivable from three customers representing approximately 83% of trade accounts receivable at December 31, 1998. Accounts receivable from one customer represented 98% of trade receivables at September 30, 1999 (unaudited).

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data)

(14)  Unaudited Recent Developments

 (a) Issuance of Preferred Stock

  On June 30, 1999, the Company authorized 1,400,000 shares of Series D-1 convertible redeemable preferred stock. The terms of the Series D-1 stock are substantially identical to the Series B-1 and C-1 stock as described in note
10. There were 1,266,000 shares of Series D-1 stock outstanding at September 30, 1999.

  On August 26, 1999, the Company issued 160,000 shares of Series D-X convertible redeemable preferred stock at $5.00 per share. The terms of the Series D-X stock are substantially identical to the Series B and C stock as described in note 10.

 (b) Lease Transactions

  On June 22, 1999, the Company entered into a five-year operating lease agreement for office space. The lease requires a letter of credit in lieu of a cash security deposit in the amount of $350 which was entered into in August 1999. The letter of credit is secured by a certificate of deposit in the amount of $350. The letter of credit is to be released over two years in increments upon the Company's meeting certain milestones.

 (c) Short-term Borrowings

  In August 1999, the Company's bank extended the maturity date on the Company's revolving line of credit. As a result, the revolving line of credit currently expires on November 20, 1999.

 (d) Stock Incentive Plan

  In April 1999, the Company increased the number of common shares reserved for issuance under the Stock Incentive Plan to 2.8 million shares.

 (e) Strategic Partnerships

  In October 1999, the Company entered into a binding letter of agreement with Wired magazine (Wired) in which the Company and Wired will jointly promote Internet-enabled advertising. Under the agreement the Company has agreed to provide a non-exclusive license to Wired for MediaBridge, as well as provide Wired with all reasonable and necessary development tools, training, software and cameras for it to comply with its obligations under the agreement. Wired has agreed to remit to the Company a portion of the revenue it receives from MediaBridge-enabled advertising.

  In October 1999, the Company entered into a two-year agreement with Hearst Communications, Inc. (Hearst) in which the Company and Hearst will jointly promote Internet-enabled advertising. This agreement will commence at a date mutually agreed by both parties. In connection with the agreement the Company issued a warrant to purchase 150,000 shares of common stock to Hearst at an exercise price per share equal to the initial public offering price or other equity financing. The warrant is exercisable for a period of three years with 62,500 shares exercisable immediately after

                              DIGIMARC CORPORATION

                (In thousands, except share and per share data) the consummation of an initial public offering, 62,500 shares exercisable based on the achievement of certain milestones and 25,000 shares exercisable upon the one-year anniversary of the agreement. The Company will record non-cash charges in their statement of operations for the fair value, as determined by the Black-Scholes valuation model, when the vesting milestones are achieved and the warrant becomes exercisable for these shares.

 (f) Deferred Stock Compensation

  Stock compensation expense is based on the difference between the estimated fair market value of the Company's common stock and the exercise price of options to purchase that stock on the date of grant, and is being recognized over the vesting period of the related options, usually four years. The estimated fair value per share used to determine unearned compensation was derived by reference to preferred stock values reduced by a discount factor, the execution of various contracts and letters of intent, the progress toward completion of new products, and the estimated price range of the common stock at the effective date. Stock compensation expense of $121 was recorded for the nine months ended September 30, 1999. The total unearned compensation recorded by the Company from inception to September 30, 1999 was $3.6 million.

 [THE DIGIMARC CORPORATION LOGO WITH IMAGES OF A BANK CARD, A DRIVER'S LICENSE,
    AN ACCESS CARD AND A PASSPORT, AND INCLUDING THE FOLLOWING TEXT: "SELF-AUTHENTICATING IDENTITY DOCUMENTS" AND "COMBAT PHOTO SWAPPING AND DEFEND
                         AGAINST DOCUMENT ALTERATION."]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                [THE DIGIMARC CORPORATION LOGO AND WEB ADDRESS.]



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting offers to buy these +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1999



                                3,000,000 Shares

                                  Common Stock

  Digimarc Corporation is offering 3,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "DMRC." We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

                                 ------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                                 ------------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $     $
Underwriting Discounts and Commissions.............................. $     $
Proceeds to Digimarc................................................ $     $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Digimarc has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover any over-allotments.

                                 ------------

Robertson Stephens International
                Hambrecht & Quist
                                                      U.S. Bancorp Piper Jaffray

                 The date of this Prospectus is         , 1999.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock indicated opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

                                                                    Number Of
          Underwriters                                               Shares
          ------------                                              ---------
     BancBoston Robertson Stephens Inc.............................
     Hambrecht & Quist LLC.........................................
     U.S. Bancorp Piper Jaffray Inc. ..............................
          International Underwriters
          --------------------------
     BancBoston Robertson Stephens International Ltd...............
     Hambrecht & Quist LLC.........................................
     U.S. Bancorp Piper Jaffray Inc. ..............................
                                                                    ---------
       Total....................................................... 3,000,000
                                                                    =========

  We have been advised that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not
in excess of $         per share, of which $         may be reallowed to their
dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the same price per share as we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered by this prospectus. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus.

  The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                             Per  Without  With
                                                            Share Option  Option
                                                            ----- ------- ------
     Public offering price................................. $      $       $
     Underwriting discounts and commissions................ $      $       $
     Proceeds, before expenses, to us...................... $      $       $

  The other expenses of the offering are estimated at $1,068,000 and are payable entirely by us. BancBoston Robertson Stephens Inc. expects to deliver
the shares of common stock to purchasers on         , 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                      Amount*
                                                                     ----------
   Securities and Exchange Commission Filing Fee.................... $   12,468
   NASD Filing Fee..................................................      4,000
   Nasdaq National Market Listing Fee...............................     95,000
   Accounting Fees and Expenses.....................................    200,000
   Blue Sky Fees and Expenses.......................................      5,000
   Legal Fees and Expenses..........................................    500,000
   Transfer Agent and Registrar Fees and Expenses...................      8,000
   Printing Expenses................................................    225,000
   Miscellaneous Expenses...........................................     18,374
                                                                     ----------
       Total........................................................ $1,067,842
                                                                     ==========

--------
 * All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, director and other corporate agents under certain circumstances and subject to certain limitations. Digimarc's certificate of incorporation and bylaws provide that Digimarc shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, Digimarc intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require Digimarc, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. Digimarc also intends to maintain director and officer liability insurance, if available on reasonable terms.

  These indemnification provisions and the indemnification agreement to be entered into between Digimarc and its officers and directors may be sufficiently broad to permit indemnification of Digimarc officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

  The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

  Since January 1, 1996, the Registrant has issued and sold the following unregistered securities:

    1. Between January 1, 1996 and October 21, 1999, the Registrant granted 3,033,750 shares of restricted common stock and options to purchase shares of common stock at prices ranging from $0.15 to $2.50 to employees, directors and consultants pursuant to its 1995 Stock Incentive Plan. Such sales were made in reliance on Rule 701 of the Securities Act.

    2. In May 1996, the Registrant issued an aggregate of 36,369 shares of its common stock to Alliance Consulting Group, Inc., Hugh Mackworth and Clay Davidson in exchange for services rendered. Such sales were made in reliance on Section 4(2) of the Securities Act.

    3. In June 1996, the Registrant issued and sold an aggregate of 162,500 shares of its Series A-1 preferred stock to a total of 10 investors for an aggregate purchase price of $438,730. Such sales were made in reliance on
  Section 4(2) of the Securities Act.

    4. In July 1996, the Registrant issued and sold an aggregate of 902,000 shares of its Series B-1 preferred stock to a total of seven investors for an aggregate purchase price of $4,510,000. Such sales were made in reliance on Section 4(2) of the Securities Act.

    5. In July 1997, the Registrant issued an aggregate of 179,000 shares of its common stock in connection with its acquisition of certain assets of NetRights, LLC. Such issuance was made in reliance on Section 4(2) of the Securities Act.

    6. In December 1997, the Registrant issued and sold an aggregate of 2,029,786 shares of its Series C-1 preferred stock to a total of 16 investors for an aggregate purchase price of $5,805,189. Such sales were made in reliance on Section 4(2) of the Securities Act.

    7. In January 1998, the Registrant issued an aggregate of 13,572 shares of its common stock to each of Sandra Kinsler and Daniel Romano in exchange for the release of certain claims against the Registrant. Such issuances were made in reliance on Section 4(2) of the Securities Act.

    8. In June 1999, the Registrant issued and sold an aggregate of 1,266,000 shares of its Series D preferred stock to a total of 14 investors for an aggregate purchase price of $6,330,000. Such sales were made in reliance on
  Section 4(2) of the Securities Act.

    9. In August 1999, the Registrant issued and sold an aggregate of 160,000 shares of its Series D-X preferred stock to a total of 3 investors for an aggregate purchase price of $800,000. Such sales were made in reliance on
  Section 4(2) of the Securities Act.

    10. In October 1999, the Registrant issued a warrant to purchase 150,000 shares of its common stock to Hearst Communications, Inc. as part of a marketing agreement. The warrant was issued in reliance on Section 4(2) of the Securities Act.

  The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

  Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

      The exhibits are as set forth in the Exhibit Index.

  (b) Financial Statement Schedules

      All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings

  The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lake Oswego, State of Oregon, on the 17th day of November 1999.

                                          Digimarc Corporation

                                                       /s/ Bruce Davis
                                          By: _________________________________
                                                        Bruce Davis
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                              Title                        Date
              ---------                              -----                        ----

            /s/ Bruce Davis            President, Chief Executive Officer  November 17, 1999
______________________________________  and Director (Principal Executive
            (Bruce Davis)               Officer)

                  **                   Chief Financial Officer (Principal  November 17, 1999
______________________________________  Accounting Officer) and Secretary
            (E. K. Ranjit)

                  **                   Chief Technology Officer            November 17, 1999
______________________________________  and Director
          (Geoffrey Rhoads)

                  **                   Chairman of the Board of Directors  November 17, 1999
______________________________________
         (Philip Monego, Sr.)




                  **                   Director                             November 17, 1999
______________________________________
          (Brian J. Grossi)

                  **                   Director                             November 17, 1999
______________________________________
            (John Taysom)

         /s/ Bruce Davis
**By: ___________________________
          Bruce Davis
       (Attorney-in-fact)

                                 Exhibit Index

 Exhibit
 Number                                 Document
 -------                                --------
  1.1**  Form of Underwriting Agreement
  3.1**  Certificate of Incorporation of the Registrant
  3.2**  Bylaws of the Registrant
  4.1    Reference is made to Exhibits 3.1 and 3.2
  4.2**  Second Amended and Restated Investor Rights Agreement, dated as of
           , 1999, between the Registrant and the holders of the Registrant's preferred stock
  4.3**  Specimen Stock Certificate of the Registrant
  5.1**  Opinion of Morrison & Foerster LLP as to the legality of the common stock
 10.1**  Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
 10.2*   Registrant's 1995 Stock Incentive Plan, as amended
 10.3**  Registrant's 1999 Stock Incentive Plan, including forms of agreements thereunder
 10.4**  Registrant's 1999 Employee Stock Purchase Plan, including forms of agreements thereunder
 10.5*   Office Lease Agreement, dated as of April 16, 1998, between the
         Registrant and Property Reserve, Inc.
 10.6*   Sublease, dated as of April 23, 1998, between the Registrant and
         Southern Pacific Funding Corporation
 10.7*   Sublease, dated as of April 27, 1998, between the Registrant and
         Southern Pacific Funding Corporation
 10.8*   Lease Agreement, dated as of June 25, 1999, between the Registrant and
         Southplace Associates LLC
 10.9**  Counterfeit Deterrence System Development and License Agreement, dated as of January 1, 1999
 23.1    Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1
 23.2    Consent of KPMG LLP, Independent Certified Public Accountants
 24.1*   Powers of Attorney
 27.1*   Financial Data Schedule

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 *   Previously filed
 **  To be filed by amendment
 *** Confidential treatment has been requested with regard to certain portions of this document. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.